FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of November 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Six Months Ended September 30, 2009

2.	Confirmation Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 27, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Six Months Ended September 30, 2009

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I    Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Consolidated Financial Data

		Six months ended September 30, 2008	Six months ended September 30, 2009	Three months ended September 30, 2008	Three months ended September 30, 2009	Year ended March 31, 2009
Revenue	(Mil yen)	515,608	719,065	257,732	355,470	664,511
Net revenue	(Mil yen)	263,152	598,384	128,065	300,025	312,627
Income (loss) before income taxes(5)	(Mil yen)	(153,734)	58,713	(69,391)	27,292	(780,265)
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”)(6)	(Mil yen)	(149,464)	39,135	(72,872)	27,715	(708,192)
Total equity(5)	(Mil yen)	—	—	1,822,985	1,627,040	1,551,546
Total assets	(Mil yen)	—	—	24,758,108	27,661,398	24,837,848
Shareholders’ equity per share(2)	(Yen)	—	—	948.34	580.96	590.99
Net income (loss) attributable to NHI common shareholders per share—basic	(Yen)	(78.32)	14.70	(38.18)	10.22	(364.69)
Net income (loss) attributable to NHI common shareholders per share—diluted	(Yen)	(78.42)	13.38	(38.23)	8.87	(366.16)
Total NHI shareholders’ equity as a percentage of total assets	(%)	—	—	7.3	5.8	6.2
Cash flows from operating activities	(Mil yen)	(403,286)	(608,289)	—	—	(712,629)
Cash flows from investing activities	(Mil yen)	(59,187)	(114,381)	—	—	(98,905)
Cash flows from financing activities	(Mil yen)	379,886	610,624	—	—	999,760
Cash and cash equivalents at end of the period	(Mil yen)	—	—	430,925	508,434	613,566
Number of employees		—	—	18,971	25,917	25,626

(Notes)

(1)	The selected consolidated financial data are stated in accordance with the generally accepted accounting principles in the United States of America.
(2)	Shareholders’ equity per share is calculated with Total NHI shareholders’ equity.
(3)	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
(4)	The selected stand alone financial data are not prepared because the consolidated financial statements have been prepared.
(5)

In accordance with the updated guidance for accounting and reporting of noncontrolling interests in financial statements, included in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) 810, “Consolidation” (“ASC 810”), (“updated noncontrolling interests guidance” ), the consolidated balance sheets and consolidated statements of operations as of and for the six and three months ended September 30, 2008 and year ended March 31, 2009 have been reclassified. Such reclassification has been made in Income (loss) before income taxes and Total equity. The amounts previously reported are as follows:

	Six months ended September 30, 2008	Three months ended September 30, 2008	Year ended March 31, 2009
Income (loss) before income taxes (Mil yen)	(153,605)	(69,341)	(779,046)
Total equity (Mil yen)	—	1,810,137	1,539,396

(6)	Net income (loss) attributable to NHI was previously reported as Net income (loss).

2. Business Overview

There was no significant change for the business of Nomura Holdings, Inc. (“Company”) and its 314 consolidated subsidiaries and variable interest entities (collectively referred to as “Nomura”, “we”, “our”, or “us”) for the three months ended September 30, 2009. There are 16 affiliated companies which were accounted for by the equity method at September 30, 2009.

Item 2. Operating and Financial Review

1. Risk Factors

Significant changes in our Risk Factors which was described on the annual securities report are stated below.

The discussion below contains future matters that are based on the assessments made as of the date of submission of this report (November 13, 2009), unless noted separately.

(1) Expansion and enhancement of our operations in the United States

We now also plan to seek expansion and enhancement of our operations in the United States, in particular to strengthen our cross-border businesses such as sales or distribution in Europe or Asia of securities or other products originated in the United States and vice versa. We may face significant challenges in carrying out such plans, and there can be no assurance that we will derive sufficient benefits to cover associated costs.

(2) Capital adequacy measures of the Basel Committee on Banking Supervision

We currently calculate and disclose our consolidated capital adequacy ratio pursuant to the FSA’s capital adequacy rules applicable to bank holding companies with international operations. In July 2009, the Basel Committee on Banking Supervision, or the Basel Committee, approved a basic package of measures designed to strengthen its rules for capital adequacy measures, commonly referred to as Basel II, upon which the above-mentioned FSA’s capital adequacy rules are based. Although specific rules implementing such measures designed to strengthen Basel II as well as the FSA’s rules implementing such measures in Japan are yet to be issued, as a result of the implementation of those new measures, our capital adequacy ratio may decrease or we may be required to liquidate assets or raise additional capital in a manner that could adversely increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders.

2. Significant Contracts

Not applicable.

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

Nomura reported net revenue of ¥ 300 billion, non-interest expenses of ¥ 272.7 billion, income before income taxes of ¥ 27.3 billion, and net income attributable to NHI of ¥ 27.7 billion for the three months ended September 30, 2009.

Nomura adopted the updated noncontrolling interests guidance effective from the year ending March 31, 2010. Accordingly, Income (loss) before income taxes is presented not subtracting Net income (loss) attributable to noncontrolling interests, and the breakdown of Net income (loss) is presented separately as Net income (loss) attributable to noncontrolling interests and Net income (loss) attributable to NHI.

The breakdown of Net revenue and Non-interest expenses on the consolidated statements of operations are as follows.

	Three months ended September 30, 2008 (Mil Yen)	Three months ended September 30, 2009 (Mil Yen)
Commissions	¥84,886	¥95,438
Brokerage commissions	53,840	49,091
Commissions for distribution of investment trust	24,173	41,325
Other	6,873	5,022
Fees from investment banking	10,026	15,580
Underwriting and distribution	3,385	10,603
M&A / financial advisory fees	6,218	4,902
Other	423	75
Asset management and portfolio service fees	42,411	34,016
Asset management fees	38,358	30,634
Other	4,053	3,382
Net gain (loss) on trading	(21,015)	148,487
Merchant banking	(457)	1,116
Equity trading	1,717	53,614
Fixed income and other trading	(22,275)	93,757
Gain on private equity investments	23,167	2,033
Net interest	(2,674)	(1,884)
Loss on investments in equity securities	(9,804)	(2,308)
Other	1,068	8,663

Net revenue	¥128,065	¥300,025

	Three months ended September 30, 2008 (Mil Yen)	Three months ended September 30, 2009 (Mil Yen)
Compensation and benefits	¥80,098	¥146,633
Commissions and floor brokerage	20,343	21,706
Information processing and communications	34,632	43,924
Occupancy and related depreciation	17,180	22,598
Business development expenses	7,919	6,380
Other(1)	37,284	31,492

Non-interest expenses	¥197,456	¥272,733

(1)	Net income (loss) attributable to noncontrolling interests is excluded from Non-interest expenses- Other in accordance with the updated noncontrolling interests guidance from the year ending March 31, 2010. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Business Segment Information

Results by business segment are noted below. Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of operations are set forth in Item 5. Financial Information, 1. Consolidated Financial Statements, Note 13. “Segment and geographic information.”

Net revenue

	Three months ended September 30, 2008 (Mil Yen)	Three months ended September 30, 2009 (Mil Yen)
Retail	¥74,455	¥93,150
Global Markets	(6,538)	174,499
Investment Banking	5,247	20,945
Merchant Banking	20,500	3,860
Asset Management	14,711	16,467
Other (Inc. elimination)	27,992	(7,056)

Total	¥136,367	¥301,865

Non-interest expenses(1)

	Three months ended September 30, 2008 (Mil Yen)	Three months ended September 30, 2009 (Mil Yen)
Retail	¥69,137	¥66,796
Global Markets	80,150	127,845
Investment Banking	13,970	30,659
Merchant Banking	5,853	2,606
Asset Management	13,916	11,994
Other (Inc. elimination)	14,430	32,833

Total	¥197,456	¥272,733

Income (loss) before income taxes(1)

	Three months ended September 30, 2008 (Mil Yen)	Three months ended September 30, 2009 (Mil Yen)
Retail	¥5,318	¥26,354
Global Markets	(86,688)	46,654
Investment Banking	(8,723)	(9,714)
Merchant Banking	14,647	1,254
Asset Management	795	4,473
Other (Inc. elimination)	13,562	(39,889)

Total	¥(61,089)	¥29,132

(1)	Non-interest expenses and Income (loss) before income taxes are calculated in accordance with the updated noncontrolling interests guidance from the year ending March 31, 2010. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Retail

Net revenue was ¥ 93.2 billion and income before income taxes was ¥ 26.4 billion for the three months ended September 30, 2009. Nomura continued to provide consulting-based services to retail clients and as a result once again recorded monthly purchases of over ¥ 1 trillion balanced across stocks, bonds, and investment trusts. In the investment trust market, Nomura sells ¥ 400 to ¥ 500 billion each month. Retail client assets increased to ¥ 68.9 trillion on the back of continued growth in the company’s client platform.

Global Markets

Net revenue was ¥ 174.5 billion and income before income taxes was ¥ 46.7 billion for the three months ended September 30, 2009. Complementing the Japan franchise, Nomura’s client base and flow businesses in Europe and Asia have grown. Nomura took the number one position on the London Stock Exchange for the three months to September and on Eurex for equity index options in the same three-month period. Trading volume in Asian markets also increased substantially. In Global Fixed Income, Nomura continued to improve its organizational structure to provide world-class products and services. In the half of the year, it was number one in JGB closing bid rankings and also regained its Primary Dealership in the US.

Investment Banking

Net revenue was ¥ 20.9 billion and loss before income taxes was ¥ 9.7 billion for the three months ended September 30, 2009. In Japan, Nomura was involved in a number of financing transactions by domestic companies and maintained a certain amount of market share in underwriting. Internationally, Nomura’s deal pipeline continues to gain traction and Nomura is proceeding to provide balance sheet management solutions to corporate clients.

Merchant Banking

Net revenue was ¥ 3.9 billion and income before income taxes was ¥ 1.3 billion for the three months ended September 30, 2009. Merchant Banking returned to profit for the first time in four quarters due mainly to the sale of its stake in Kawamura Electric and the gain from the increase in valuation of bio-pharma venture investee companies.

Asset Management

Net revenue was ¥ 16.5 billion and income before income taxes was ¥ 4.5 billion for the three months ended September 30, 2009. Robust sales of investment trusts led to an increase in assets under management to ¥ 22.9 trillion at the end of September 30, 2009.

Other Operating Results

Other operating results include net gain on trading related to economic hedging transactions, realized loss on investments in equity securities, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the three months ended September 30, 2009 include the losses from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in its creditworthiness, of ¥15.1 billion, the positive impact of its own creditworthiness on derivative liabilities, which resulted in gain of ¥4.1 billion and the gains from changes in counterparty credit spread of ¥4.5 billion. Accordingly, in net revenue was negative ¥7.1 billion and loss before income taxes was ¥ 39.9 billion for the three months ended September 30, 2009.

Geographic Information

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements, Note 13. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic region.

Cash Flow Information

Please refer to “(5) Liquidity and Capital Resource.”

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance which Nomura has certain exposure to. Nomura also has exposures to Special Purpose Entities (“SPEs”) and monoline insurers in the normal course of business.

Securitization Products

Nomura’s exposure to securitization products mainly consists of Commercial Mortgage-Backed Securities (“CMBS”), Residential Mortgage-Backed Securities (“RMBS”), and commercial real estate-backed securities. Nomura holds these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of Nomura’s exposure to securitization products by geographic location of the underlying collateral as of September 30, 2009.

	Millions of yen
	September 30, 2009
	Japan	Asia	Europe	America	Total
Commercial mortgage-backed securities (CMBS)(3)	¥8,456	¥—	¥1,294	¥28,053	¥37,803
Residential mortgage-backed securities (RMBS)(4)	6,138	—	13,585	78,258	97,981
Commercial real estate-backed securities	32,506	—	—	—	32,506
Other securitization products	37,665	2,537	9,120	4,927	54,249

Total	¥84,765	¥2,537	¥23,999	¥111,238	¥222,539

(1)	The balances shown exclude those for which Nomura transferred financial assets to securitization vehicles where such transfers were accounted for as secured financing rather than sale under ASC 860 “Transfers and Servicing” (“ASC 860”) (formerly Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), and in which Nomura has no continuing economic exposure.
(2)	Nomura has ¥31,286 million exposure, as whole loans (including commitments,) to U.S. CMBS-related business as at September 30, 2009.
(3)	The balance excludes Government National Mortgage Association.
(4)	The balance excludes mortgage pass-through securities and U.S. government agency-issued collateralized mortgage obligations.

The following table provides Nomura’s exposure to CMBS by geographical region and external credit rating of the underlying collateral as of September 30, 2009.

	Millions of yen
	September 30, 2009
	AAA	AA	A	BBB	BB	Not rated	GSE(1)	Total
Japan	¥2,292	¥2,767	¥98	¥186	¥9	¥3,104	¥—	¥8,456
Europe	817	—	—	62	369	46	—	1,294
America	13,929	3,539	5,222	2,593	2,607	24	139	28,053

Total	¥17,038	¥6,306	¥5,320	¥2,841	¥2,985	¥3,174	¥139	¥37,803

(1)	“GSE” refers to Government Sponsored Enterprises.
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd., or Rating and Investment Information, Inc. as of September 30, 2009.

Leveraged Finance

Nomura provides loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually provided through a commitment, Nomura has both funded and unfunded exposures on these transactions.

The following table provides Nomura’s exposure to leveraged finance by geographic location of the target company as of September 30, 2009.

	Millions of yen
	September 30, 2009
	Funded	Unfunded	Total
Japan	¥9,255	¥1,895	¥11,150
Europe	73,082	5,213	78,295

Total	¥82,337	¥7,108	¥89,445

Special Purpose Entities

In the normal course of business, Nomura is involved with numerous types of SPEs which may take the form of a corporation, partnership, fund, trust or other legal vehicle which are designed to fulfill a limited, specific purpose by its sponsor. Nomura both creates or sponsors these entities and also enters into arrangements with entities created or sponsored by others. Such entities generally meet the definition of a Variable Interest Entity (“VIE”) under ASC 810 (formerly FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”) or meet the definition of a Qualifying Special Purpose Entity (“QSPE”) and other SPEs than QSPEs in which Nomura has continuing involvement.

Nomura’s involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, Nomura also acts as transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. Nomura retains, purchases and sells variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Nomura’s other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with VIEs, see Item 5. Financial Information, 1. Consolidated Financial Statements, Note 6. “Securitization and Variable Interest Entities (VIEs)”

The following table provides Nomura’s exposures from consolidated VIEs, unconsolidated significant VIEs, and unconsolidated sponsored VIEs of which Nomura is a sponsor that holds a variable interest in VIE as of September 30, 2009. Nomura considers maximum exposures to loss to be limited to the amounts presented below, which are reflected in the consolidated balance sheet or the footnote discussing commitments and guarantees. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen
	September 30, 2009
	Exposures from consolidated VIEs	Exposures to unconsolidated significant and sponsored VIEs(2)	Total
Trading assets:
Equities	¥273	¥55	¥328
Debt securities	149	20	169
Mortgage and mortgage-backed securities	75	75	150
Investment trust funds and other	1	2	3
Derivatives(1)	11	12	23
Private Equity	4	—	4
Office buildings, land, equipment and facilities	51	—	51
Others	64	77	141

(1)	The amounts present current balance sheet carrying value of derivatives. Notional amount for exposure from consolidated VIEs is ¥ 96 billion and notional for exposure to unconsolidated significant VIEs and sponsored VIEs (using the VIEs’ total assets as the maximum amount) is ¥50 billion.
(2)	We held ¥22 billion of commitments to extend credit, standby letters of credit and other guarantees to unconsolidated significant VIEs and sponsored VIEs as of September 30, 2009.

Exposure to monoline Insurers (financial guarantors)

The following table provides Nomura’s gross exposure, counter party risk reserves and other adjustments, net exposure, and CDS protection to monoline insurers (financial guarantors) by credit rating of structured credit trading business of Global Markets in Europe. The table does not include the fully reserved or hedged exposures.

	Millions of U.S. dollars
	September 30, 2009
Monoline insurers by credit rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and Other Adjustments	Net Exposure	CDS Protection(4)
AA	$211	$63	$7	$56	$47
Non-investment grade	$8,297	$3,125	$2,659	$466	$48

Total	$8,508	$3,188	$2,666	$522	$95

(1)	Rating based on the lower of either Standard & Poor’s or Moody’s Investors Service as of September 30, 2009.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to Counterparty Risk Reserves and Other Adjustments.
(4)	Notional less estimated fair value of CDS protection acquired against the monoline insurers.

In addition to the above derivatives exposure, Nomura also had $173 million of debt securities, such as utility bonds, at September 30, 2009, guaranteed by monoline insurers. The estimated fair value of the wrap included in the carrying value of these debt securities is not significant.

2) Fair Value of Financial Instruments

The majority of Nomura’s financial assets and financial liabilities are carried at fair value on a recurring basis. Financial assets which are carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings and Other liabilities. These financial instruments include the investments to which investment company accounting is applied under ASC 946 “Financial Services—Investment Companies” (formerly AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”), and the financial assets and financial liabilities for which the fair value option is elected under ASC 825 “Financial Instruments” (formerly SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115”) or ASC 815 “Derivatives and Hedging” (formerly SFAS No. 155, “Accounting for Certain hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140”).

In accordance with ASC 820 “Fair Value Measurements and Disclosures” (formerly SFAS No. 157, “Fair Value Measurements”), all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Fair value hierarchy

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that Nomura has the ability to access at the measurement date are classified as Level 1.

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability.

Level 3:

Financial assets and financial liabilities whose values are based on unobservable inputs in markets are classified as Level 3. Unobservable inputs are based on the reporting entity’s own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. Financial instruments are classified as Level 3, if such unobservable inputs in markets have more than insignificant impact on fair value measurement of an instrument.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. In case that a derivative is valued with using a combination of Level 1, 2 and 3 inputs, it would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

The following table presents information about Nomura’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2009 within the fair value hierarchy.

	Billions of yen
	September 30, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2009
Assets:
Trading assets and private equity investments
Equities(2)	¥662	¥824	¥234	¥—	¥1,720
Private equity(2)	2	0	319	—	321
Japanese government bonds	2,856	—	—	—	2,856
Japanese agency and municipal securities	129	1	0	—	130
Foreign government, agency and municipal securities	3,130	638	35	—	3,803
Bank and corporate debt securities and loans for trading purpose	109	896	189	—	1,194
Commercial mortgage-backed securities (CMBS)	—	25	71	—	96
Residential mortgage-backed securities (RMBS)	0	299	10	—	309
Mortgage and other mortgage backed securities	—	0	189	—	189
Collateralized debt obligation (CDO)	—	17	28	—	45
Investment trust funds and other	16	26	10	—	52
Derivatives	1,217	12,604	790	(11,887)	2,724

Sub Total	¥8,121	¥15,330	¥1,875	¥(11,887)	¥13,439

Loans and receivables(3)	0	330	3	—	333
Other assets	457	59	42	—	558

Total	¥8,578	¥15,719	¥1,920	¥(11,887)	¥14,330

Liabilities:
Trading liabilities
Equities	¥1,017	¥151	¥0	¥—	¥1,168
Japanese government bonds	1,631	—	—	—	1,631
Foreign government, agency and municipal securities	1,904	263	—	—	2,167
Bank and corporate debt securities	—	109	1	—	110
Residential mortgage-backed securities (RMBS)	—	17	—	—	17
Mortgage and other mortgage backed securities	—	2	—	—	2
Investment trust funds and other	0	—	—	—	0
Derivatives	1,485	12,328	653	(11,751)	2,715

Sub Total	¥6,037	¥12,870	¥654	¥(11,751)	¥7,810

Short-term borrowings(4)(5)	28	84	6	—	118
Payables and deposits(6)	—	0	(1)	—	(1)
Long-term borrowings(4)(5)(7)	42	876	(25)	—	893
Other liabilities	132	18	0	—	150

Total	¥6,239	¥13,848	¥634	¥(11,751)	¥8,970

(1)	Represents the amount netted under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives in accordance with ASC 210-20 “Offsetting” (“ASC 210-20”) (formerly FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” and formerly FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39”).
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option under ASC 825 (formerly SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”).
(3)	Includes loans and receivables for which Nomura elected the fair value option under ASC 825.
(4)	Includes structured notes for which Nomura elected the fair value option under either ASC 815 “Derivatives and Hedging” (“ASC 815”) (formerly SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”) or ASC 825.
(5)	Includes embedded derivatives bifurcated in accordance with ASC 815 (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”) from the structured notes issued. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(6)	Includes embedded derivatives bifurcated in accordance with ASC 815 from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(7)	Includes liabilities by secured financing transactions that are accounted for as financing rather than sales in accordance with ASC 860. Nomura elected the fair value option under ASC 825 for those liabilities.

The following table presents the proportion of the net Level 3 financial assets, which is the net of Level 3 assets and derivative liabilities, against the net total financial assets measured at fair value (after net of derivative assets and liabilities).

Billions of yen
September 30, 2009
Level 3 Financial Assets	¥1,920
Deduct: Level 3 Derivatives (Liabilities)	(653)

Net Level 3 Financial Assets (After netting derivative assets and liabilities)	¥1,267

Total Financial Assets measured at Fair Value	¥26,217
Deduct: Derivatives (Liabilities)	(14,466)

Net Total Financial Assets measured at Fair Value (After netting derivative assets and liabilities)	¥11,751

The proportion of the net Level 3 financial assets in the net total financial assets carried at fair value after netting of derivative assets and liabilities	11%

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements, Note 3. “Fair value of financial instruments” and Note 4. “Derivative instruments and hedging activities” about the balances of assets and liabilities for trading purposes.

Risk management of trading activity

Nomura adopts Value at Risk (VaR) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consideration of correlation of price movement among the products

2) Records of VaR

	September 30, 2009 (Bil Yen)	March 31, 2009 (Bil Yen)
Equity	¥2.7	¥3.8
Interest rate	3.4	6.7
Foreign exchange	10.9	8.7

Sub-total	17.0	19.2
Diversification benefit	(5.2)	(7.5)

Value at Risk (VaR)	¥11.8	¥11.7

	Three months ended September 30, 2009
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	¥14.3	¥11.2	¥12.5

(4) Qualitative Disclosures about Market Risk

1) Risk Management

Our group business activities are inherently subject to various risks. Managing those risks is the most important responsibility of management to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

We established “Structure for Ensuring Appropriate Business”, at the Board of Directors, and within this, established the “Structure for Regulations and others regarding Management of Risk Loss”. In accordance with these structures, we are constantly seeking to upgrade the risk management expertise and we are trying to strengthen and promote the risk management.

2) Global Risk Management Structure

Governance

We have financial management resources and risk management units (Controller’s Department, Group Finance Department, Group Treasury Department and Group Risk Management Department) headquartered in Tokyo which are independent from business divisions and responsible for appropriate financial resources allocation and risk management.

Within these units, the Group Risk Management Department assists the Chief Risk Officer (CRO) with implementing the risk management framework and supervising risks. Supervision includes establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of risk management, and measuring and analyzing the risks of the entire group. In particular, Group Risk Management Department establishes and enhances all of our risk management policies and rules, gathers necessary information for risk management and implements risk management policies for our global operations. Group Risk Management Department reports ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by Internal Audit.

We have established a Group Integrated Risk Management Committee (GIRMC) under the Board of Directors and Executive Management Board (EMB). The GIRMC considers significant risk matters including Basel II regulated risk items, matters related to Nomura’s debt structure & capital policy, and implementation and updating of important policies and procedures related to risk management. Further, we have established the Global Risk Management Committee under the GIRMC for the management of important positions, market risk, credit risk, risk concentration and strategic risk within Nomura.

Definition and Types of Risk Managed

“Risk” is defined as the possibility of capital impairment due to losses in the business, and the possibility that business operations do not generate an assumed output or cannot reach an expected level or cannot meet a planned goal due to the deterioration of quality (efficiency and/or effectiveness). We classify risks as “Portfolio risk” (risk of losses arising from fluctuations and declines in the value of portfolio) and “Non-portfolio risk.” Portfolio risk consists of Market Risk, Credit Risk and Private Equity Risk and other risks. Non-portfolio risk consists of Operational Risk and Business Risk. Further, “Portfolio risk” is classified into trading risk and non-trading risk.

In addition to managing each risk, we calculate economic capital for each risk.

Risk Control

Dynamic management of risk is performed within each regional front office business. These units are best placed to respond rapidly and flexibly to changing market conditions and the needs of the business in each region. Risk taken and managed in this way is consistent with limits and guidelines which provide a framework for economic capital allocation. This framework consists of higher level economic capital guidelines, links to lower level limits on value-at risk (“VaR”) and other measures appropriate to individual business lines. We set economic capital guidelines for core business units within a business division. We also set limits designed to restrict trading activities to prescribed mandates. The financial management resources and risk management units set and monitor the limits such as risk control limit, credit line, country limit, regulatory capital limit and unsecured funding limit (UF limit). The Risk Management unit reports ongoing risk status to senior management.

(5) Liquidity and Capital Resource

Liquidity

Overviews

Liquidity is of critical importance to us and other firms in the financial services sector. We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market wide events. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

We have in place a number of liquidity policies designed to achieve our primary liquidity objective. These include (1) ensure appropriate funding mix such that we have sufficient long term debt to meet our cash capital needs.; (2) diversify unsecured funding sources; (3) unsecured funding management; (4) maintain liquidity portfolios of cash and highly liquid unencumbered securities that can be converted into cash in order to meet our immediate liquidity requirements; (5) maintain committed bank facilities and (6) maintenance and testing of our Contingency Funding Plan.

The Firm’s Executive Management Board has the authority to make decisions concerning the group’s liquidity management. The Chief Financial Officer (CFO) has operational authority and responsibility over the Nomura Group’s liquidity management based on decisions made by the Executive Management Board. Reporting to the CFO, Global Treasury is responsible for monitoring and managing our liquidity in accordance with policies determined by the Executive Management Board or other decision making bodies.

1) Ensure appropriate funding mix. We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets. This enables us to fund the firm for periods of at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

i.	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

ii.	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

iii.	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

iv.	Commitments to lend to external counterparties based on the probability of drawdown.

v.	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model is calculated at the group company level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity among group companies.

2) Diversify unsecured funding sources. We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

3) Unsecured Funding Management. We manage the overall level of unsecured funding and set the internal limits on the additional amount of unsecured funding available across the Company. The availability of unsecured funding is set by the Executive Management Board, and monitored closely by Global Treasury.

4) Maintain Liquidity Portfolios. To ensure a readily available source of liquidity, we have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities might not freely move across the Nomura group.

We maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. In addition to the liquidity portfolio, we have other unencumbered assets comprising mainly unpledged trading inventory that can be used as an additional source of secured funding. The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from:

i.	Upcoming maturities of unsecured debt (maturities less than 1 year)

ii.	Potential buybacks of our outstanding debt

iii.	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

iv.	Normal business volatility

v.	Cash and collateral outflows in the event of a stress event

5) Maintain Committed Bank Facilities. In addition to our liquidity portfolio, we maintain undrawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. We have structured the facilities to ensure that the maturity dates of these facilities are evenly distributed throughout the year in order to prevent excessive maturities of facilities in any given period. Whilst the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw these facilities.

6) Maintenance and testing our Contingency Funding Plan (CFP). We have developed a detailed contingency funding plan. As part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity events. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. The CFP has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura specific events and market-wide events. We also have access to operations at central banks such as Bank of Japan and European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are important tools in mitigating contingent risk from market disruptions.

Cash Flow

Cash and cash equivalents’ balance as of September 30, 2008 and as of September 30, 2009 were ¥ 430.9 billion and ¥ 508.4 billion respectively. Cash flows from operating activities for the three months ended September 30, 2008 and September 30, 2009 increased by ¥62.3 billion and decreased by ¥ 349.2 billion respectively mainly due to a fluctuation of Net trading balances (Net of Trading assets and Trading liabilities). Cash flows from investing activities for the three months ended September 30, 2008 and September 30, 2009 decreased by ¥20.0 billion and decreased by ¥ 19.8 billion respectively due mainly to a fluctuation of Bank loans. Cash flows from financing activities for the three months ended September 30, 2008 and September 30, 2009 decreased by ¥199.1 billion and increased by ¥ 360.2 billion mainly due to a fluctuation of Borrowings.

Consolidated Balance Sheets and Financial Leverage

Total assets as of September 30, 2009, was ¥ 27,661.4 billion, an increase of ¥ 2,823.6 billion compared to ¥ 24,837.8 billion as of March 31, 2009, reflecting an increase in Collateralized agreements and Trading assets. Total liabilities as of September 30, 2009, were ¥ 26,034.4 billion, an increase of ¥ 2,748.1 billion compared to ¥23,286.3 billion as of March 31, 2009, this was mainly due to an increase in Collateralized financing and trading liabilities. Total NHI shareholders’ equity as of September 30, 2009 was ¥ 1,615.9 billion, an increase of ¥ 76.5 billion compared to ¥1,539.4 billion as of March 31, 2009, due to an increase in Common stock and Retained earnings. Our leverage ratio as of September 30, 2009 increased to 17.1 times from 16.1 times as of March 31, 2009.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. Executive Management Board is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continually review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

The following table provides Total NHI shareholders’ equity, Total assets, Adjusted total assets and Leverage ratios:

	(Billions of yen, except ratios)
	September 30, 2009		March 31, 2009
Total NHI shareholders’ equity	¥1,615.9		¥1,539.4
Total assets	27,661.4		24,837.8
Adjusted total assets(1)	17,937.1		16,425.2
Leverage ratio(2)	17.1	x	16.1	x
Adjusted leverage ratio(3)	11.1	x	10.7	x

(1)	Adjusted total assets represent Total assets less Securities purchased under agreements to resell and Securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by Total NHI shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted total assets divided by Total NHI shareholders’ equity.

Consolidated Regulatory Requirements

The Financial Services Agency established the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring the consolidated capital adequacy ratio of the Company according to the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we elected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (Financial Services Agency Public Notice No. 20 of 2006, hereinafter referred to as the “Bank Holding Companies Notice”) which is allowed under Item IV-2-6 of “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” and under the guidance provided by the Financial Conglomerate Guideline.

Under the Financial Conglomerate Guideline, financial conglomerates, defined as the holding company of financial institutions and its group companies, must maintain the amount of consolidated capital not less than required capital. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we abide by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%.

As of September 30, 2009, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 20.8%.

The following table presents the Company’s consolidated capital adequacy ratio as of September 30, 2009:

100 millions of yen
September 30, 2009
Qualifying Capital
Tier 1 capital	¥14,885
Tier 2 capital	5,847
Tier 3 capital	3,022
Deductions	572
Total qualifying capital	23,182
Risk-Weighted Assets
Credit risk-weighted assets	¥44,214
Market risk equivalent assets	52,880
Operational risk equivalent assets	14,219
Total risk-weighted assets	111,313
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	20.8%
Tier 1 capital ratio	13.3%

(6) Current Challenges

There is no significant change in our current challenges or new challenge arose for the three months ended September 30, 2009.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total(1)	6,000,000,000

(Notes)

1	Total number is the authorized number of shares of the Company under the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of September 30, 2009	Number of Issued Shares as of November 13, 2009	Trading Markets	Details
Common Stock	2,832,914,058	3,694,478,409	Tokyo Stock Exchange(*2)	1 unit is 100 shares
			Osaka Securities Exchange(*2)
			Nagoya Stock Exchange(*2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	2,832,914,058	3,694,478,409	—	—

(Notes)

1	Shares that may have increased from exercise of stock options and convertible bonds between November 1, 2009 and as of the submission date (November 13, 2009) are not included in the number of issued shares as of November 13, 2009.
2	Listed on the First Section of each stock/securities exchange.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 2

(As of September 30, 2009)

Number of Stock Acquisition Right	1,230(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,230,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,439 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,439 Capital Inclusion Price ¥720

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 3

(As of September 30, 2009)

Number of Stock Acquisition Right	171(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	171,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:
a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 4

(As of September 30, 2009)

Number of Stock Acquisition Right	1,250(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,250,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,429 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011

Issue Price of Shares and Capital Inclusion	Issue Price of Shares ¥1,429

Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Capital Inclusion Price ¥715

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
	=		x			Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 5

(As of September 30, 2009)

Number of Stock Acquisition Right	33(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	33,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 6

(As of September 30, 2009)

Number of Stock Acquisition Right	295(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	295,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1,000 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 8

(As of September 30, 2009)

Number of Stock Acquisition Right	15,193(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,519,300

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,254 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,254 Capital Inclusion Price ¥627

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 9

(As of September 30, 2009)

Number of Stock Acquisition Right	4,809(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	480,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 10

(As of September 30, 2009)

Number of Stock Acquisition Right	5,680(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	568,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 11

(As of September 30, 2009)

Number of Stock Acquisition Right	18,010(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,801,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,957 per share

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,957 Capital Inclusion Price ¥1,221

Conditions to Exercise of Stock Acquisition Right

1.      Each stock acquisition right may not be exercised partly.

2.      The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on the Reorganization	—

(Note)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the common stock is split or the common stock is consolidated after the grant of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Stock Split or Stock Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Shares of Common Stock of the Company Disposed of x Paid-in Amount Per Share and/or Disposal Value per Share
	=		x			Market Price per Share
Number of (Outstanding + Newly Issued Shares)

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 12

(As of September 30, 2009)

Number of Stock Acquisition Right	124(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	12,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 11, 2008 to October 10, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right

1.      Each stock acquisition right may not be exercised partly.

2.      The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 13

(As of September 30, 2009)

Number of Stock Acquisition Right	12,887(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,288,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2009 to April 25, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,165

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Optionee maintains a position of as an Executive or Employee, of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 14

(As of September 30, 2009)

Number of Stock Acquisition Right	10,202(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,020,200

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 22, 2009 to June 21, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,278

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Optionee maintains a position as an Executive or Employee of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 15

(As of September 30, 2009)

Number of Stock Acquisition Right	1,130(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	113,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥2,117 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,117 Capital Inclusion Price ¥1,307

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 16

(As of September 30, 2009)

Number of Stock Acquisition Right	18,820(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,882,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥2,117 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,117 Capital Inclusion Price ¥1,307

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 17

(As of September 30, 2009)

Number of Stock Acquisition Right	6,877(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	687,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 18

(As of September 30, 2009)

Number of Stock Acquisition Right	1,604(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	160,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 20, 2009 to October 19, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥972

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 19

(As of September 30, 2009)

Number of Stock Acquisition Right	62,999(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	6,299,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 24, 2010 to April 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥806

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 20

(As of September 30, 2009)

Number of Stock Acquisition Right	1,523(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	152,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 21

(As of September 30, 2009)

Number of Stock Acquisition Right	7,742(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	774,200

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 22

(As of September 30, 2009)

Number of Stock Acquisition Right	1,100(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	110,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,455 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,455 Capital Inclusion Price ¥868

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 23

(As of September 30, 2009)

Number of Stock Acquisition Right	19,660(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,966,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,455 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,455 Capital Inclusion Price ¥868

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Stock Acquisition Rights No. 24

(As of September 30, 2009)

Number of Stock Acquisition Right	60(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	6,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥747

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 25

(As of September 30, 2009)

Number of Stock Acquisition Right	30(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	3,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥747

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 26

(As of September 30, 2009)

Number of Stock Acquisition Right	156(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	15,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥488

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 27

(As of September 30, 2009)

Number of Stock Acquisition Right	6,759(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	675,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥488

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 28

(As of September 30, 2009)

Number of Stock Acquisition Right	100,816(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	10,081,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 1, 2011 to April 30, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥295

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 29

(As of September 30, 2009)

Number of Stock Acquisition Right	4,811(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	481,100

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥409

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 30

(As of September 30, 2009)

Number of Stock Acquisition Right	11,489(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,148,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥409

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 31

(As of September 30, 2009)

Number of Stock Acquisition Right	1,760(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	176,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥824 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2011 to August 5, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥824 Capital Inclusion Price ¥499

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 32

(As of September 30, 2009)

Number of Stock Acquisition Right	24,090(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,409,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥824 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2011 to August 5, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥824 Capital Inclusion Price ¥499

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

B. Convertible Bonds

120% Call Option Attached Unsecured Subordinated Convertible Bonds No. 1

(As of September 30, 2009)

Number of Stock Acquisition Right	350

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights(*1)	80,183,276

The Amount to be Paid upon Exercising the Stock Acquisition Right(*1)	¥436.50 per share

Exercise Period of the Stock Acquisition Right(*2)	From January 5, 2009 to March 25, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥436.50 Capital Inclusion Price ¥218.25

Conditions to Exercise of Stock Acquisition Right	No Stock Acquisition Right may be exercised partially.

Restriction of Transfer of Stock Acquisition Rights	The Stock Acquisition Rights attached to the 120% Call Option Attached Unsecured Subordinated Convertible Bonds No. 1 (“Bonds”) and the Bonds without the Stock Acquisition Rights may not be transferred separately due to Japanese Companies Act §254.2 and §254.3

Substituted Payment	Upon exercise of each Stock Acquisition Right, the Bonds shall be acquired by the Company as a capital contribution in kind at the price equal to the paid-in amount of the Bond.

Issue of the Stock Acquisition Right Attendant on Reorganization	When the Company executes reorganization procedures (but limited to the case that the common stocks of Successor are issued to the shareholders of the Company), unless the Company decides early redemption triggered by reorganization pursuant to the terms and conditions of the Bonds, stock acquisition rights of the Successor (“Succeeded Stock Acquisition Rights”) will be granted in place of the Stock Acquisition Rights, as of immediately prior to the relevant effective date of reorganization (“Corporate Event Effective Date”), in accordance with the terms of the bonds. In this case, the old Stock Acquisition Rights will cease to exist, the obligation with respect to the Bonds without Stock Acquisition Rights will be succeeded by the Successor, the Succeeded Stock Acquisition Rights will be stock acquisition rights incorporated in the Bonds, and the holders of the old Stock Acquisition Rights will be holders of the Succeeded Stock Acquisition Rights on the effective date. The provisions of the terms and conditions of the Bonds regarding the Stock Acquisition Rights will be applied to the Succeeded Stock Acquisition Rights:

Outstanding amount of Convertible Bonds (Millions of yen)	35,000

(Notes)

*1	In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company, or some other event that will or may change the number of common stock, the following formula is used for adjusting the Conversion Price.

Adjusted Conversion Price	=	Conversion Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

In the event that the Company pays special dividends which is determined in the terms and conditions of the Bonds, the conversion price will be adjusted pursuant to the terms and conditions of the Bonds.

If early redemption is announced due to corporate reorganizations or upon delisting of the shares, the Conversion Price will be lowered pursuant to the terms and conditions of the Bond.

*2	The Company’s early redemption option can be exercised up to the two business days prior to the maturity date pursuant to the terms and conditions of the Bonds.

(3) Rights plan

None

(4) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/Decrease of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
From July 1, 2009 to September 30, 2009	158,075,596	2,832,914,058	34,500,000	359,264,852	34,500,000	288,969,328

(Notes)

1	Increase is caused by conversion of convertible bonds into common shares.
2	766,000,000 shares were issued at October 14, 2009 by Public Offering, and 34,000,000 shares were issued at October 28, 2009 by Third-Party Allotment (by way of over-allotment). Also between October 1, 2009 and October 31, 2009, the conversion of 61,564,351 shares of the convertible bonds had taken place. Accordingly, the number of shares was 3,694,478,409 as of October 31, 2009.

(5) Major Shareholders

The following table shows our major shareholders as of September 30, 2009.

		As of September 30, 2009
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	147,766	5.22
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	130,836	4.62
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	Woolgate House, Coleman Street, London, England	56,450	1.99
The Bank of New York Mellon as Depositary Bank for DR Holders	c/o The Bank of New York Mellon 101 Barclays Street, New York, New York, U.S.A.	48,662	1.72
The Chase Manhattan Bank 385036	360 North Crescent Drive, Beverly Hills, California, U.S.A.	36,916	1.30
OD05 Omnibus China Treaty 808150	338 Pitt Street, Sydney, NSW Australia	28,653	1.01
State Street Bank and Trust Company 505225	Boston, Massachusetts, U.S.A.	27,823	0.98
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	25,403	0.90
Kawasaki Gakuen	577 Matsushima, Kurashiki-Shi, Okayama Japan	25,000	0.88
Japan Trustee Services Bank, Ltd. (Trust Account 9)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	22,318	0.79

Total		549,827	19.41

(Notes)

1	The Company has 50,305 thousand shares of treasury stock as of September 30, 2009 which is not included in the Major Shareholders list above.
2	Fidelity Investments Japan and its group company (“Fidelity”) submitted Major Shareholding Report (Change report) on May 21, 2009, and reported that they have 137,950 thousand shares of the Company as of May 15, 2009. However, The Company specified these Major holders according to list of shareholders as of September 30, 2009 because the Company could not confirm the number of Fidelity’s holding shares as of the day.

(6) Voting Rights

A. Outstanding Shares

As of September 30, 2009
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 50,304,700 (Crossholding Stocks	)	—	—
Common stock 3,000,000
Stock with full voting right (Others)	Common stock 2,777,658,400		27,762,645	—
Shares less than 1 unit	Common stock 1,950,958		—	Shares less than 1 unit (100 shares)

Total Shares Issued	2,832,914,058		—	—

Voting Rights of Total Shareholders	—		27,762,645	—

(Note)

2,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 66 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of September 30, 2009
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	50,304,700	—	50,304,700	1.78
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.07
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.04

Total	—	53,304,700	—	53,304,700	1.88

(Note)

In addition to the treasury stocks shown here, there are 1,393,900 shares which are recorded on the register of shareholders but not owned by JOINVEST Securities Co., Ltd. These shares are included in Stock with full voting right (Others) in “A. Outstanding Shares” above.

2. Share Price History

Highs and Lows

Month	April, 2009	May, 2009	June, 2009	July, 2009	August, 2009	September, 2009
High (Yen)	649	734	934	838	850	826
Low (Yen)	498	589	712	668	770	522

(Note) Prices on the First Section of Tokyo Stock Exchange.

Item 5. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)	Pursuant to Section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007), the consolidated financial statements have been prepared in accordance with accounting principles which are required in order to issue American Depositary Shares, i.e., the accounting principles generally accepted in the United States of America.

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under articles No.193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed quarterly reviews of the consolidated financial statements for the three and six months ended September 30, 2008 and for the three and six months ended September 30, 2009.

1.  Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

	Notes	Millions of yen
		September 30, 2009	March 31, 2009
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥508,434	¥613,566
Time deposits		166,411	537,084
Deposits with stock exchanges and other segregated cash		179,636	272,059

		854,481	1,422,709

Loans and receivables:
Loans receivable (including ¥333,010 million and ¥12,431 million measured at fair value by applying fair value option at September 30, 2009 and at March 31, 2009)	*3	933,751	519,179
Receivables from customers		34,790	23,619
Receivables from other than customers		893,179	1,103,974
Allowance for doubtful accounts		(7,551)	(3,765)

		1,854,169	1,643,007

Collateralized agreements:
Securities purchased under agreements to resell		4,437,473	2,657,151
Securities borrowed		5,286,822	5,755,467

		9,724,295	8,412,618

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥3,800,330 million at September 30, 2009 and ¥2,851,759 million at March 31, 2009; including ¥15,663 million and ¥21,189 million measured at fair value by applying fair value option at September 30, 2009 and at March 31, 2009)	*3,4	13,118,046	11,348,747
Private equity investments (including ¥62,060 million measured at fair value by applying fair value option at September 30, 2009 and ¥62,108 million at March 31, 2009)	*3	320,600	323,865

		13,438,646	11,672,612

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥231,042 million at September 30, 2009 and ¥225,475 million at March 31, 2009)		377,929	357,256
Non-trading debt securities	*3	253,490	244,027
Investments in equity securities	*3	122,378	118,902
Investments in and advances to affiliated companies		242,779	243,474
Other	*3,8	793,231	723,243

		1,789,807	1,686,902

Total assets		¥27,661,398	¥24,837,848

(1) Consolidated Balance Sheets (UNAUDITED)

	Notes	Millions of yen
		September 30, 2009	March 31, 2009
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings (including ¥119,469 million and ¥36,304 million measured at fair value by applying fair value option at September 30, 2009 and at March 31, 2009)	*3	¥1,243,287	¥1,183,374
Payables and deposits:
Payables to customers		363,787	403,797
Payables to other than customers		380,909	398,187
Deposits received at banks		500,564	440,334

		1,245,260	1,242,318

Collateralized financing:
Securities sold under agreements to repurchase		6,533,554	5,000,787
Securities loaned		1,275,519	2,243,152
Other secured borrowings		1,241,045	2,914,015

		9,050,118	10,157,954

Trading liabilities	*3,4	7,810,019	4,752,054
Other liabilities	*3,8	623,324	467,574
Long-term borrowings (including ¥1,363,337 million and ¥913,790 million measured at fair value by applying fair value option at September 30, 2009 and at March 31, 2009)	*3	6,062,350	5,483,028

Total liabilities		26,034,358	23,286,302

Commitments and contingencies	*12
Equity
NHI shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares at September 30, 2009 and March 31, 2009
Issued—2,832,914,058 shares at September 30, 2009 and 2,661,092,760 shares at March 31, 2009
Outstanding—2,781,478,197 shares at September 30, 2009 and 2,604,779,843 shares at March 31, 2009		359,265	321,765
Additional paid-in capital		384,272	374,413
Retained earnings		1,060,227	1,038,557
Accumulated other comprehensive income (loss)		(117,520)	(118,437)

		1,686,244	1,616,298
Common stock held in treasury, at cost—51,435,861 shares and 56,312,917 shares at September 30, 2009 and March 31, 2009, respectively		(70,305)	(76,902)

Total NHI shareholders’ equity		1,615,939	1,539,396

Noncontrolling interests		11,101	12,150
Total equity		1,627,040	1,551,546

Total liabilities and equity		¥27,661,398	¥24,837,848

Notes:

(1)

Noncontrolling interests, which were previously included in Other liabilities, are classified as Equity in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) 810 “Consolidation” (“updated noncontrolling interests guidance”).

(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Operations (UNAUDITED)

		Millions of yen
	Notes	Six months ended September 30, 2008	Six months ended September 30, 2009
Revenue:
Commissions		¥167,084	¥197,462
Fees from investment banking		23,433	45,309
Asset management and portfolio service fees		85,190	64,347
Net gain (loss) on trading		(10,500)	269,619
Loss on private equity investments		(14,496)	(106)
Interest and dividends		244,950	111,988
Gain (loss) on investments in equity securities		(8,840)	7,493
Other		28,787	22,953

Total revenue		515,608	719,065
Interest expense		252,456	120,681

Net revenue		263,152	598,384

Non-interest expenses:
Compensation and benefits		168,008	284,714
Commissions and floor brokerage		38,977	41,749
Information processing and communications		67,991	84,084
Occupancy and related depreciation		33,048	44,590
Business development expenses		14,951	12,636
Other		93,911	71,898

		416,886	539,671

Income (loss) before income taxes		(153,734)	58,713
Income tax expense	*11	(4,141)	19,629

Net income (loss)		(149,593)	39,084

Less: Net income (loss) attributable to noncontrolling interests		(129)	(51)

Net income (loss) attributable to NHI		¥(149,464)	¥39,135

		Yen	Yen
	Notes	Six months ended September 30, 2008	Six months ended September 30, 2009
Per share of common stock:	*9
Basic—
Net income (loss) attributable to NHI common shareholders		(78.32)	14.70
Diluted—
Net income (loss) attributable to NHI common shareholders		(78.42)	13.38

Notes:

(1)	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance. Also, Net income (loss) attributable to NHI was previously reported as Net income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

		Millions of yen
	Notes	Three months ended September 30, 2008	Three months ended September 30, 2009
Revenue:
Commissions		¥84,886	¥95,438
Fees from investment banking		10,026	15,580
Asset management and portfolio service fees		42,411	34,016
Net gain (loss) on trading		(21,015)	148,487
Gain on private equity investments		23,167	2,033
Interest and dividends		126,993	53,561
Loss on investments in equity securities		(9,804)	(2,308)
Other		1,068	8,663

Total revenue		257,732	355,470
Interest expense		129,667	55,445

Net revenue		128,065	300,025

Non-interest expenses:
Compensation and benefits		80,098	146,633
Commissions and floor brokerage		20,343	21,706
Information processing and communications		34,632	43,924
Occupancy and related depreciation		17,180	22,598
Business development expenses		7,919	6,380
Other		37,284	31,492

		197,456	272,733

Income (loss) before income taxes		(69,391)	27,292
Income tax expense	*11	3,531	(1,049)

Net income (loss)		(72,922)	28,341

Less: Net income (loss) attributable to noncontrolling interests		(50)	626

Net income (loss) attributable to NHI		¥(72,872)	¥27,715

		Yen	Yen
	Notes	Three months ended September 30, 2008	Three months ended September 30, 2009
Per share of common stock:	*9
Basic—
Net income (loss) attributable to NHI common shareholders		(38.18)	10.22
Diluted—
Net income (loss) attributable to NHI common shareholders		(38.23)	8.87

Notes:

(1)	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance. Also, Net income (loss) attributable to NHI was previously reported as Net income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Changes in Shareholders’ Equity (UNAUDITED)

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Common Stock
Balance at beginning of year	¥182,800	¥321,765
Conversion of convertible bonds	—	37,500

Balance at end of the period	182,800	359,265

Additional paid-in capital
Balance at beginning of year	177,227	374,413
Conversion of convertible bonds	—	37,500
Gain on sales of treasury stock	1,922	4,490
Issuance and exercise of common stock options	3,264	(5,045)
Adjustments to initially apply “Contracts in entity’s own equity”	—	(26,923)
Beneficial conversion feature relating to (subordinated) convertible bond	—	413
Other net change in additional paid-in capital	—	(576)

Balance at end of the period	182,413	384,272

Retained earnings
Balance at beginning of year	1,779,783	1,038,557
Net income (loss) attributable to NHI(2)	(149,464)	39,135
Cash dividends(4)	(32,447)	(11,126)
Adjustments to initially apply “Fair value measurements”	10,383	—
Adjustments to initially apply “The fair value option”	5,258	—
Adjustments to initially apply “Contracts in entity’s own equity”	—	(6,339)

Balance at end of the period	1,613,513	1,060,227

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(28,416)	(73,469)
Net change during the period	(19,880)	982

Balance at end of the period	(48,296)	(72,487)

Defined benefit pension plans
Balance at beginning of year	(42,695)	(44,968)
Pension liability adjustment	496	(65)

Balance at end of the period	(42,199)	(45,033)

Balance at end of the period	(90,495)	(117,520)

Common stock held in treasury
Balance at beginning of year	(80,575)	(76,902)
Repurchases of common stock	(67)	(10)
Sales of common stock	24	9
Common stock issued to employees	2,593	6,532
Other net change in treasury stock	(69)	66

Balance at end of the period	(78,094)	(70,305)

Total NHI shareholders’ equity
Balance at end of period	¥1,810,137	¥1,615,939

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Noncontrolling interest
Balance at beginning of year	¥12,978	¥12,150
Cash dividends	(62)	(35)
Net income (loss) attributable to noncontrolling interest	(129)	(51)
Accumulated other comprehensive income (loss) attributable to noncontrolling interest
Cumulative translation adjustments	(186)	(301)
Sale of subsidiary shares to noncontrolling interest	—	441
Net change during the year	247	(1,103)

Balance at end of the period	12,848	11,101

Total equity
Balance at end of the period	¥1,822,985	¥1,627,040

Notes:

(1)	Noncontrolling interests, which were previously included in Other liabilities, are classified as Equity in accordance with the updated noncontrolling interests guidance.
(2)	Net income (loss) attributable to NHI was previously reported as Net income (loss).
(3)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(4) Dividends per share	Six months ended September 30, 2008	¥17.00	Three months ended September 30, 2008	¥8.50
	Six months ended September 30, 2009	¥4.00	Three months ended September 30, 2009	¥4.00

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Net income (loss)	¥(149,593)	¥39,084
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(20,066)	681
Defined benefit pension plans:
Pension liability adjustment	807	(100)
Deferred income taxes	(311)	35

Total	496	(65)

Total other comprehensive income (loss)	(19,570)	616

Comprehensive income (loss)	(169,163)	39,700
Less: Comprehensive income (loss) attributable to noncontrolling interest in subsidiary	(315)	(352)
Comprehensive income (loss) attributable to NHI shareholders	¥(168,848)	¥40,052

Notes:

(1)	Comprehensive income (loss) is comprehensive income (loss) before subtracting Comprehensive income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance. Also, Comprehensive income (loss) attributable to NHI was previously reported as Comprehensive income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Net income (loss)	¥(72,922)	¥28,341
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(50,466)	(17,856)
Defined benefit pension plans:
Pension liability adjustment	1,032	1,082
Deferred income taxes	(384)	(421)

Total	648	661

Total other comprehensive income (loss)	(49,818)	(17,195)

Comprehensive income (loss)	(122,740)	11,146
Less: Comprehensive income (loss) attributable to noncontrolling interest in subsidiary	(359)	196
Comprehensive income (loss) attributable to NHI shareholders	¥(122,381)	¥10,950

Notes:

(1)	Comprehensive income (loss) is comprehensive income (loss) before subtracting Comprehensive income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance. Also, Comprehensive income (loss) attributable to NHI was previously reported as Comprehensive income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Cash flows from operating activities:
Net income (loss)	¥(149,593)	¥39,084
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	34,262	34,931
Gain (Loss) on investments in equity securities	8,840	(7,387)
Deferred income taxes	(40,659)	14,066
Changes in operating assets and liabilities:
Time deposits	(169,143)	385,281
Deposits with stock exchanges and other segregated cash	(27,762)	100,489
Trading assets and private equity investments	(1,060,091)	(1,902,840)
Trading liabilities	390,532	3,187,797
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	322,371	(226,621)
Securities borrowed, net of securities loaned	1,757,726	(521,033)
Other secured borrowings	(146,888)	(1,672,970)
Loans and receivables, net of allowance for doubtful accounts	(1,651,732)	(44,826)
Payables	234,818	(194,619)
Accrued income taxes, net	(25,380)	52,056
Other, net	119,413	148,303

Net cash used in operating activities	¥(403,286)	¥(608,289)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	¥(31,713)	¥(35,763)
Proceeds from sales of office buildings, land, equipment and facilities	39	7
Payments for purchases of investments in equity securities	(2,786)	—
Proceeds from sales of investments in equity securities	1,304	499
Decrease (Increase) in loans receivable at banks, net	4,881	(64,578)
Increase in non-trading debt securities, net	(31,132)	(22,834)
Other, net	220	8,288

Net cash used in investing activities	¥(59,187)	¥(114,381)

Cash flows from financing activities:
Increase in long-term borrowings	¥1,159,063	¥1,184,232
Decrease in long-term borrowings	(630,982)	(696,784)
Increase (Decrease) in short-term borrowings, net	(189,687)	66,080
Increase in deposits received at banks, net	73,963	57,098
Proceeds from sales of common stock	47	8
Payments for repurchases of common stock	(67)	(10)
Payments for cash dividends	(32,451)	—

Net cash provided by financing activities	¥379,886	¥610,624

Effect of exchange rate changes on cash and cash equivalents	¥6,276	¥6,914

Net decrease in cash and cash equivalents	¥(76,311)	¥(105,132)
Cash and cash equivalents at beginning of the period	507,236	613,566

Cash and cash equivalents at end of the period	¥430,925	¥508,434

Supplemental information:
Cash paid during the period for—
Interest	¥290,814	¥133,675
Income tax payments (refunds), net	¥61,898	¥(60,191)
Non cash activities—

Conversion of convertible bonds—During the six months ended September 30, 2009, convertible bonds were exercised at the amount of ¥75,000 million. Accordingly, Common stock increased by ¥37,500 million and Additional paid-in capital increased by ¥37,500 million.

Notes:

(1)	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interests in accordance with the updated noncontrolling interests guidance.
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

[Notes to the Consolidated Financial Statements (UNAUDITED)]

1. Basis of accounting:

In December 2001, Nomura Holdings, Inc. (“Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to Article 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007) issued by Cabinet Office, Government of Japan, the consolidated financial statements for the three months ended September 30, 2009, have been prepared in accordance with the accounting principles, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Effective July 1, 2009, Nomura adopted the Financial Accounting Standards Board (“FASB”) Codification™ (“Codification”) 105 “Generally Accepted Accounting Principles” which is now the sole source of authoritative U.S. GAAP. All references to US GAAP pronouncements within these consolidated financial statements have been replaced with the relevant Codification references. See Note 2 “Changes in accounting policies and new accounting pronouncements” for further discussion on the Codification.

The following paragraphs describe the major differences between U.S. GAAP applied by the Company and its consolidated entities (“Nomura”) and accounting principles generally accepted in Japan (“Japanese GAAP”) for the three months as well as six month ended September 30, 2009. Where the impact of the difference is significant, the effect on Income (loss) before income taxes pursuant to Japanese GAAP is quantified.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity or by the identification of a primary beneficiary. Under Japanese GAAP, the scope of consolidation is primarily determined by both ownership level of voting interest and the “Financial controlling model”, which is a model taking into account factors other than the ownership level of voting interest in an entity.

In addition, under U.S. GAAP, certain entities in which Nomura has a financial interest meet the definition of investment companies. These entities carry all of their investments at fair value, with changes in fair value recognized through the consolidated statement of operations. Under Japanese GAAP, under situations such as where a venture capital holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in a separate component of net assets. Income (loss) before income taxes prepared under Japanese GAAP, therefore, has an impact of ¥7,629 million (loss) and ¥7,908 million (profit) for the six months ended September 30, 2008 and 2009, respectively, and ¥8,302 million (loss) and ¥1,840 million (loss) for three months ended September 30, 2008 and 2009, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets.

Retirement and severance benefit—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Further, U.S. GAAP requires recognition of the funded status of postretirement plans as an asset or a liability, measured as the difference between the fair value of the plan asset and the benefit obligation. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill—

Under U.S. GAAP, goodwill must not be amortized and must be tested for impairment periodically. Under Japanese GAAP, goodwill must be amortized over certain periods within 20 years based on the straight-line method. Therefore, under Japanese GAAP, the difference has an impact of ¥1,093 million (loss) and ¥3,272 million (profit) for the six months ended September 30, 2008 and 2009, and ¥1,528 million (profit) and ¥1,674 million (profit) for the three months ended September 30, 2008 and 2009 on Income (loss) before income taxes, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the statements of operations or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in the fair value of derivative contracts are recognized in net assets.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which are otherwise not to be measured at fair value (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized through earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, the difference has an impact of ¥15,274 million (profit) and ¥4,694 million (loss) for the six months ended September 30, 2008 and 2009, and ¥10,175 million (profit) and ¥9,757 million (profit) for the three months ended September 30, 2008 and 2009 on Income (loss) before income taxes, respectively. In addition, non-marketable stocks which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP.

Offsetting of amounts related to certain contracts—

U.S. GAAP allows an entity that is party to a master netting arrangement to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Japanese GAAP does not allow such offsetting of amounts.

Stock issuance costs—

Under Japanese GAAP, the paid in amount before deduction of stock issuance costs is recorded as capital and the stock issuance costs are either immediately expensed at once or capitalized as deferred asset and amortized over up to three years. Under U.S. GAAP, the stock issuances costs are deducted and the net amount is recorded as capital.

Convertible bonds—

Under U.S. GAAP, if an embedded derivative contained in a convertible bond is indexed to the issuing entity’s own stock, such embedded derivative is not bifurcated from the host bond and the entire bond together with such embedded derivative is recorded as a liability; and if an embedded derivative is not considered as indexed to its own stock, the derivative component must be bifurcated. If the conversion price is lower than the market price at the bond issuance, the intrinsic value of such a conversion feature is valued separately from the host bond and recorded in Additional-paid-in capital, and the difference from the bond’s redemption amount is amortized over the life of the bond and recorded as an interest expense. Under Japanese GAAP, the convertible bond proceeds can be treated as the straight bond issuance where the entire proceeds covering both the value of the convertible feature and the value of the host bond are recorded entirely (“whole method”), or alternatively, the value of conversion feature is separated from the value of the host bond upon the convertible bond issuance and the portion of bond proceeds applicable to the value of bond is accounted for in accordance with the straight bond issuance and the value of the convertible feature is recorded as “stock acquisition rights” in net assets (“separation method”).

2. Changes in accounting policies and new accounting pronouncements:

Changes in accounting policies-

The following new accounting pronouncements relevant to Nomura have been adopted during the three months ended September 30, 2009:

Codification of U.S. GAAP

Effective from this financial quarter commenced on July 1, 2009, Nomura adopted the FASB Codification which is now the sole source of authoritative U.S. GAAP. The primary objective of the Codification is to simplify access to all authoritative literature related to a particular topic in one place by replacing former authoritative guidance provided from different sources in various pronouncements such as FASB Statements (“SFAS”), Emerging Issue Task Force Abstracts (“EITF”), FASB Interpretations, FASB Staff Positions, AICPA Statements of Position and Industry Guides. As the Codification does not change U.S. GAAP but rather simply consolidates it into a single set of rules, adoption of the Codification did not have a material financial impact on these consolidated financial statements. However, all references to U.S. GAAP pronouncements have been replaced with the relevant Codification references. Also effective July 1, 2009, any changes to the Codification are communicated by the FASB through an Accounting Standards Update (“ASU”). For ease of understanding, all new ASC topics and/or subtopic references and pre-Codification technical references if applicable are included below.

Accounting for nonderivative contracts by broker-dealers

In September 2009, Nomura adopted ASU No. 2009-10 (“ASU 2009-10”) that clarifies how broker-dealers such as Nomura should account for energy trading contracts that do not meet the accounting definition of a derivative. ASU 2009-10 was issued to ensure consistent accounting for nonderivative energy trading contracts by broker-dealers and specifically to clarify that ASC 940 “Financial Services—Brokers and Dealers” (formerly the AICPA Audit and Accounting Guide, “Brokers and Dealers in Securities”) does not afford broker-dealers with special treatment for inventories of nonderivative energy trading contracts. Adoption of this clarification did not have a material impact on these consolidated financial statements.

The following other new accounting pronouncements relevant to Nomura were adopted during the three months ended June 30, 2009:

Subsequent events

On April 1, 2009, Nomura adopted new guidance regarding the accounting treatment and disclosure of events occurring after the balance sheet date but before financial statements are issued or available to be issued included in ASC 855 “Subsequent Events” (formerly SFAS No. 165, “Subsequent Events”). Adoption of the new guidance did not have a material impact on these consolidated financial statements.

Accounting for noncontrolling interests

On April 1, 2009, Nomura adopted new guidance for the accounting and reporting of noncontrolling interests in financial statements included in ASC 810 “Consolidation” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”). The new guidance is applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Nomura reclassified ¥129 million and ¥50 million between Income (loss) before income taxes and Net income (loss) attributable to NHI for the six months and the three months ended September 30, 2008, respectively. In addition, ¥12,150 million has been reclassified from Other liabilities to Non-controlling interests as of March 31, 2009.

Accounting for business combinations

On April 1, 2009 Nomura adopted new guidance for business combinations included in ASC 805 “Business Combinations” (formerly SFAS No. 141-R, “Business Combinations”). For business combinations for which the acquisition date is on or after April 1, 2009, the new guidance expands the definition of transactions and events that qualify as business combinations; requires that the full value of acquired assets and liabilities, including contingent consideration, be recorded at fair value determined on the acquisition date and changes thereafter in valuation of contingent consideration to be reflected in earnings rather than goodwill; changes the timing for valuing certain arrangements where stock is paid as consideration; and requires acquisition costs to be expensed as incurred. Adoption of the new guidance did not have a material effect on these consolidated financial statements, but may have a material effect on the accounting for future business combinations.

Repurchase financing agreements

On April 1, 2009, Nomura adopted new guidance for transfers of financial assets included in ASC 860 “Transfers and Servicing” (“ASC 860”) (formerly FASB Staff Position No. SFAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”) that requires a transfer of a financial asset and a reverse repurchase agreement involving the same transferred financial asset entered into contemporaneously or in contemplation of each other as a single linked transaction unless specific criteria are met. Adoption of the new guidance did not have a material impact on these consolidated financial statements.

Revisions to calculation of earnings per share

On April 1, 2009 Nomura adopted updated guidance included in ASC 260 “Earnings per Share” (formerly FASB Staff Position EITF 03-6-1 “Determining Whether Instruments Granted In Share-Based Payment Transactions Are Participating Securities”) which clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and therefore are included in the computation of earnings per share using the two-class method. Adoption of the updated guidance did not have a material impact on either prospective or historical basic and diluted earnings per share amounts reported within these consolidated financial statements.

Instruments indexed to an entity’s own stock.

On April 1, 2009, Nomura adopted updated guidance included in ASC 815-40, “Contracts in Entity’s Own Equity” (formerly EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”) that provides guidance how to determine if certain instruments (or embedded features) are considered indexed to an entity’s own stock. It amends the existing guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) needs to be bifurcated and classified as an asset or liability and be subject to profit or loss recognition based its fair value.

Upon adoption of ASC 815-40, Nomura made certain reclassification adjustments to the beginning balances of Long –term borrowings, Additional paid-in-capital, Retained earnings, and Other assets—Other in order to bifurcate certain contingent conversion price adjustment rights contained in 120% Call Attached Unsecured Subordinated Convertible Bonds No. 1 (the “Convertible Bonds”) that were determined as not indexed to the Company’s stock. In order to initially bifurcate such rights from the Convertible Bonds and record these as derivatives, and following the expiration of such clauses, further reclassification of such derivatives was made to Retained earnings. The effect of adoption of ASC 815-40 on the beginning balance of Retained earnings was ¥6,339 million (loss). If Nomura had not adopted ASC 815-40, the effect on Income before income taxes and Net income attributable to NHI would have been ¥39,220 million (loss) and ¥23,140 million (loss) respectively, and Basic and Diluted Earnings per Share would have been ¥6.01 and ¥1.66, respectively, for the six months ended September 30, 2009. The effect on Income before income taxes and Net income attributable to NHI would have been ¥35,036 million (loss) and ¥20,671 million (loss), respectively, and Basic and Diluted Earnings (loss) per Share would have been ¥2.60 and negative $1.80, respectively, for the three months ended September 30, 2009.

Refer to Note 9, “Earnings per share” within these consolidated financial statements for a further discussion of diluted earnings per share.

Measurement of fair value in inactive markets

On April 1, 2009, Nomura adopted updated guidance included in ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) (formerly FASB Staff Position No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”) which clarifies how to measure fair value when the volume and level of activity for an asset or liability have significantly decreased. The updated guidance also requires increased granularity of disclosures around the nature and type of financial assets and liabilities that are measured at fair value. Adoption of the revised guidance on fair value measurement did not have a material impact on these consolidated financial statements. See Note 3 “Fair Value of Financial Instruments” within these consolidated financial statements where the revised disclosures have been made.

Equity method accounting considerations

On April 1, 2009, Nomura adopted updated guidance included in ASC 323 “Investments—Equity Method and Joint Ventures” (formerly EITF Issue No. 08-6 “Equity Method Investment Accounting Considerations”) which clarifies the accounting for certain transactions and provides impairment considerations involving equity method investments. The updated guidance is effective prospectively for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. Adoption of the updated guidance did not have a material impact on these consolidated financial statements.

Interim disclosures about fair value of financial instruments

On April 1, 2009 Nomura adopted the new disclosure requirements included in ASC 825, “Financial Instruments” (formerly FASB Staff Position No. 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”) that requires quarterly disclosure of qualitative and quantitative information about the fair value of all financial instruments including methods and significant assumptions used to estimate fair value during the period. As this requirement does not affect determination of fair value and only extends fair value disclosures to interim financial statements, it did not have a material impact on these consolidated financial statements. See Note 3 “Fair Value of Financial Instruments” within these consolidated financial statements where the relevant disclosures have been made.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Revenue recognition of multiple-deliverable revenue arrangements

In October 2009, the FASB issued ASU No. 2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”) which amends the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. ASU 2009-13 is effective prospectively from fiscal years beginning on or after June 15, 2010 with early adoption also permitted. Nomura intends to adopt ASU 2009-13 on April 1, 2011 and does not expect it to have a material impact on these consolidated financial statements.

Valuation methodology for investments in certain entities that calculate net asset value per share

In September 2009, the FASB issued ASU No. 2009-12 “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”) which amends the fair value determination of investments in certain entities that calculate net asset value (“NAV”) per share or unit. ASU 2009-12 permits measurement of fair value of an investment that is within scope on the basis of NAV per share as a practical expedient if certain criteria are met. ASU 2009-12 only applies to investments in investment companies and similar entities which do not have a readily determinable fair value. It also provides clarity around how such investments should be classified in the fair value hierarchy and also requires additional detailed disclosures around such investments, irrespective of whether the practical expedient is used. ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009 with early adoption permitted in certain circumstances. Nomura intends to adopt ASU 2009-12 for the quarter ending on December 31, 2009 and is currently evaluating the impact of adoption on these consolidated financial statements.

Measuring liabilities at fair value

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which provides new guidance for determining the fair value of both financial and non-financial liabilities, when a fair value measurement is used. It provides valuation methods and a hierarchy for their use and clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value. ASU 2009-05 is effective for the first reporting period beginning after issuance with an early adoption is permitted. Nomura intends to adopt from the quarter beginning on October 1, 2009. Nomura is currently evaluating the impact of adoption on these consolidated financial statements.

Transfers of financial assets

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 changes the requirements for derecognizing financial assets, eliminates the concept of Qualified Special Purpose Entities (“QSPE”), and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales. The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be recognized as a sale, as well as a clarification to the requirements needed to ensure isolation of the transferred assets has occurred from a legal perspective. The elimination of QSPEs will subject such entities to the revised consolidation guidance provided by ASC 810 “Consolidation” (“ASC 810”) as well as SFAS No. 167, as described below, provided Nomura still has variable interests in those entities at the adoption date.

SFAS 166 is effective in the first annual reporting period that begins after November 15, 2009. Application of the revised guidance for transfers of financial assets is prospective after adoption.

Nomura intends to adopt SFAS 166 on April 1, 2010 and is currently evaluating the impact of adoption on these consolidated financial statements.

Consolidation of variable interest entities

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. The Statement significantly revises the existing accounting guidance determining when a variable interest entity (“VIE”) should be consolidated.

The revised guidance requires a company to perform a qualitative analysis when determining whether it must consolidate a VIE. If a company has an interest that provides it with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, the company must consolidate the entity. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer, by itself, determinative. The revised guidance also requires consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from existing guidance that requires evaluation at inception of the entity and only upon occurrence of certain events triggering reconsideration.

The revised guidance is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.

The revised guidance contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under the revised guidance prior to the adoption date), fair value, or at unpaid principal balances. In certain cases, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis will be recognized as a cumulative adjustment to retained earnings. The revised guidance may also be optionally applied retroactively in previously issued financial statements, with a cumulative-effect adjustment to retained earnings.

Nomura intends to adopt the revised guidance on April 1, 2010 and is currently evaluating the impact of adoption on these consolidated financial statements.

Enhanced disclosures about pension plan assets

In December 2008, the FASB issued Staff Position No. SFAS 132-R-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS 132-R-1”) which has been incorporated into the Codification in ASC 715 “Compensation—Retirement Benefits” and which increases the information to be disclosed about plan assets by aligning these disclosures with those made for other financial assets under ASC 820. In particular, plan assets must be separated into the three fair value hierarchy levels and a roll–forward of the changes in fair value of plan assets classified as Level 3 must be provided. The updated guidance is effective prospectively for fiscal years ending after December 15, 2009.

Nomura will adopt the updated guidance in its consolidated financial statements for fiscal year ending March 31, 2010. Because this item impacts disclosures and not the accounting treatment of plan assets or benefit obligations, Nomura does not expect a material impact upon these consolidated financial statements.

3. Fair value of financial instruments:

The fair value of financial instruments

The majority of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets which are carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 (formerly SFAS No. 157, “Fair Value Measurements”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market, for the relevant financial asset or financial liability.

Concentration of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government, Governments within EU, the U.S. Government, their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions. Government, state municipal, and government agency bonds, including Securities pledged as collateral, represented 25% of total assets as of September 30, 2009 and 26% of total assets as of March 31, 2009, respectively. Please see Note 4, “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	September 30, 2009
	Japan	U.S.	EU	Other	Total(1)
Government, municipalities and their agencies	¥2,986	¥879	¥2,764	¥160	¥6,789

	Billions of yen
	March 31, 2009
	Japan	U.S.	EU	Other	Total(1)
Government, municipalities and their agencies	¥4,005	¥396	¥1,803	¥184	¥6,388

(1)	Other than above, there were ¥132 billion of government, municipalities and their agencies bonds in Other asset—Non-trading debt securities as of September 30, 2009 and ¥120 billion as of March 31, 2009 respectively.

The fair value hierarchy

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in fair value valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Fair value financial instruments which are valued using Level 1 inputs include:

•	G7 government and US agency debt securities

•	Listed stocks at Tokyo Stock Exchange 1st section

•	Equity securities traded on a liquid exchange

Level 2:

Quoted prices in inactive markets or containing other significant inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from market sources which are independent from Nomura at the measurement date.

Fair value financial instruments which are valued using Level 2 inputs include:

•	Debt securities (including government and corporate issuances) valued using observable inputs

•	Structured notes valued using observable inputs

•	Equity securities traded on an illiquid exchange

•	Derivatives valued using observable parameters

Level 3:

If unobservable inputs are significant to the fair value measurement of the financial instrument in their entirety, valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. And those valuation techniques are developed based on the best available information at the measurement date.

Fair value financial instruments which are valued using Level 3 inputs include:

•	Mortgage and mortgage-backed securities.

•	Structured notes valued using significant unobservable inputs

•	Loans valued using significant unobservable parameters

•	Private equity investments

•	Derivatives valued using significant unobservable parameters

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to: the prevalence of similar products in the market, especially if the product is significantly customized; how established the product is in the market, for example, whether it is a new product or is relatively mature; and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may result in the decline of availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded or the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions on similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those in the two preceding Levels.

Management judgment is required to determine whether a market is active or inactive in determining the fair value hierarchy. Key criteria used to determine whether a market is active or inactive include the number of transactions, the frequency pricing is updated by other market participants, the variability of prices quotations amongst other market participants, and the amount of publicly available information.

Valuation inputs available for certain instruments may fall into different levels of the fair value hierarchy. In such circumstances, for disclosure purposes, the instrument is categorized in accordance with the lowest level of the input which is significant to the fair value measurement of the instrument in its entirety.

Nomura adopted the guidance included in ASC 820 on determination of fair value when the volume and level of activity have decreased (formerly FSP SFAS 157-4) on April 1, 2009. Following tables that relate to the prior fiscal year are prepared in accordance with the disclosure requirements prior to the adoption of ASC 820.

The following table presents information about Nomura’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2009 and as of March 31, 2009.

	Billions of yen
	September 30, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2009
Assets:
Trading assets and private equity investments
Equities(2)	¥662	¥824	¥234	¥—	¥1,720
Private equity(2)	2	0	319	—	321
Japanese government bonds	2,856	—	—	—	2,856
Japanese agency and municipal securities	129	1	0	—	130
Foreign government, agency and municipal securities	3,130	638	35	—	3,803
Bank and corporate debt securities and loans for trading purpose	109	896	189	—	1,194
Commercial mortgage-backed securities (CMBS)	—	25	71	—	96
Residential mortgage-backed securities (RMBS)	0	299	10	—	309
Mortgage and other mortgage backed securities	—	0	189	—	189
Collateralized debt obligation (CDO)	—	17	28	—	45
Investment trust funds and other	16	26	10	—	52
Derivatives	1,217	12,604	790	(11,887)	2,724

Sub Total	¥8,121	¥15,330	¥1,875	¥(11,887)	¥13,439

Loans and receivables(3)	0	330	3	—	333
Other assets	457	59	42	—	558

Total	¥8,578	¥15,719	¥1,920	¥(11,887)	¥14,330

Liabilities:
Trading liabilities
Equities	¥1,017	¥151	¥0	¥—	¥1,168
Japanese government bonds	1,631	—	—	—	1,631
Foreign government, agency and municipal securities	1,904	263	—	—	2,167
Bank and corporate debt securities	—	109	1	—	110
Residential mortgage-backed securities (RMBS)	—	17	—	—	17
Mortgage and other mortgage backed securities	—	2	—	—	2
Investment trust funds and other	0	—	—	—	0
Derivatives	1,485	12,328	653	(11,751)	2,715

Sub Total	¥6,037	¥12,870	¥654	¥(11,751)	¥7,810

Short-term borrowings(4)(5)	28	84	6	—	118
Payables and deposits(6)	—	0	(1)	—	(1)
Long-term borrowings(4)(5)(7)	42	876	(25)	—	893
Other liabilities	132	18	0	—	150

Total	¥6,239	¥13,848	¥634	¥(11,751)	¥8,970

	Billions of yen
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)(2)	¥271	¥592	¥606	¥—	¥1,469
Debt securities and loans	6,007	1,401	793	—	8,201
Investment trust funds and other	19	35	6	—	60
Derivatives	638	15,581	1,691	(15,967)	1,943
Loans and receivables(3)	0	8	4	—	12
Other assets	285	54	50	—	389

Total	¥7,220	¥17,671	¥3,150	¥(15,967)	¥12,074

Liabilities:
Trading liabilities
Equities	¥413	¥117	¥1	¥—	¥531
Debt securities	2,355	250	0	—	2,605
Investment trust funds and other	1	—	—	—	1
Derivatives	722	15,192	1,424	(15,724)	1,614
Short-term borrowings(4)(5)	9	28	8	—	45
Payables and deposits(6)	—	0	(1)	—	(1)
Long-term borrowings(4)(5)(7)	39	485	(81)	—	443
Other liabilities	—	1	—	—	1

Total	¥3,539	¥16,073	¥1,351	¥(15,724)	¥5,239

(1)	Represents the amount netted under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives in accordance with ASC 210-20 “Offsetting” (“ASC 210-20”) (formerly FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” and formerly FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39”).
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option under ASC 825 “Financial Instruments” (“ASC 825”) (formerly SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”).
(3)	Includes loans and receivables for which Nomura elected the fair value option under ASC 825.
(4)	Includes structured notes for which Nomura elected the fair value option under either ASC 815 “Derivatives and Hedging” (“ASC 815”) (formerly SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”) or ASC 825.
(5)	Includes embedded derivatives bifurcated in accordance with ASC 815 (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”) from the structured notes issued. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(6)	Includes embedded derivatives bifurcated in accordance with ASC 815 from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(7)	Includes liabilities by secured financing transactions that are accounted for as financing rather than sales in accordance with ASC 860. Nomura elected the fair value option under ASC 825 for those liabilities.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on parameters which are unobservable in the market. Financial instruments are categorized in accordance with their lowest level significant input. As a result, a derivative valued using a combination of Level 1, Level 2 and Level 3 parameters would be classified in Level 3 in its entirety, if its value is significantly affected by at least one significant unobservable parameter.

These financial instruments are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following tables present the gains and losses as well as increases and decreases of assets and liabilities measured at fair value on a recurring basis which Nomura classified as Level 3 for the six months ended September 30, 2008 and 2009, three months ended September 30, 2008 and 2009, respectively.

	Billions of yen
	Six months ended September 30, 2008
		Unrealized and realized gains/losses included in revenue
	Opening balance as of April 1, 2008	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividend / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlements(2)	Net transfers in / (out of) Level 3(3)	Balance as of September 30, 2008
Assets:
Trading assets and private equity investments
Equities (Including private equity investments)	¥802	¥(39)	¥—	¥(14)	¥(0)	¥(53)	¥39	¥(2)	¥786
Debt securities and loans receivables	783	(46)	—	—	2	(44)	53	2	794
Investment trust funds and other	21	(0)	—	—	—	(0)	(3)	1	19
Derivatives, net	121	(18)	—	—	—	(18)	(22)	56	137

Loans and receivables	4	0	—	—	—	0	5	(1)	8
Other assets	59	(0)	3	—	(0)	3	(2)	0	60

Total	¥1,790	¥(103)	¥3	¥(14)	¥2	¥(112)	¥70	¥56	¥1,804

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(1)	¥(0)	¥0

Short-term borrowings	15	(0)	—	—	—	(0)	19	(15)	19
Long-term borrowings	(59)	54	—	—	—	54	37	(63)	(139)

Total	¥(43)	¥54	¥—	¥—	¥—	¥54	¥55	¥(78)	¥(120)

	Billions of yen
	Six months ended September 30, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of April 1, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(3)	Balance as of September 30, 2009
Assets:
Trading assets and private equity investments
Equities	¥284	¥(20)	¥—	¥—	¥(1)	¥(21)	¥(20)	¥(9)	¥234
Private equity	322	—	—	(2)	—	(2)	(1)	—	319
Japanese agency and municipal securities	0	0	—	—	—	0	0	—	0
Foreign government, agency and municipal securities	34	2	—	—	—	2	(3)	2	35
Bank and corporate debt securities and loans for trading purpose	485	(2)	—	—	0	(2)	(183)	(111)	189
Commercial mortgage-backed securities (CMBS)	12	(7)	—	—	—	(7)	66	0	71
Residential mortgage-backed securities (RMBS)	12	(0)	—	—	—	(0)	(4)	2	10
Mortgage and other mortgage backed securities	234	6	—	—	—	6	(51)	(0)	189
Collateralized debt obligation (CDO)	17	1	—	—	—	1	10	0	28
Investment trust funds and other	5	0	—	—	—	0	5	—	10
Derivatives, net	267	(41)	—	—	—	(41)	(58)	(31)	137

Sub Total	¥1,672	¥(61)	¥—	¥(2)	¥(1)	¥(64)	¥(239)	¥(147)	¥1,222

Loans and receivables	4	0	—	—	—	0	(1)	—	3
Other assets	50	(1)	(0)	—	—	(1)	(6)	(1)	42

Total	¥1,726	¥(62)	¥(0)	¥(2)	¥(1)	¥(65)	¥(246)	¥(148)	¥1,267

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0
Bank and corporate debt securities	0	—	—	—	—	—	1	—	1

Sub Total	¥1	¥0	¥—	¥—	¥—	¥0	¥1	¥(1)	¥1

Short-term borrowings	8	7	—	—	—	7	5	0	6
Payables and deposits	(1)	(0)	—	—	—	(0)	—	—	(1)
Long-term borrowings	(81)	97	—	—	—	97	145	8	(25)
Other Liabilities	—	—	—	—	—	—	0	—	0

Total	¥(73)	¥104	¥—	¥—	¥—	¥104	¥151	¥7	¥(19)

		Billions of yen
		Three months ended September 30, 2008
		Unrealized and realized gains/losses included in revenue
	Opening balance as of July 1, 2008	Net gain (loss) on trading	Gain (loss) on investments in equity securities	Gain (loss) on private equity investments and other(1)	Interest and dividend / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlements(2)	Net transfers in / (out of) Level 3(3)	Balance as of September 30, 2008
Assets:
Trading assets and private equity investments
Equities (Including private equity investments)	¥882	¥(42)	¥—	¥23	¥(0)	¥(19)	¥(65)	¥(12)	¥786
Debt securities and loans receivables	845	(33)	—	—	1	(32)	(93)	74	794
Investment trust funds and other	19	(0)	—	—	—	(0)	(0)	—	19
Derivatives, net	33	52	—	—	—	52	38	14	137
Loans and receivables	15	(0)	—	—	—	(0)	(1)	(6)	8
Other assets	63	(0)	3	(0)	(0)	3	(6)	—	60

Total	¥1,857	¥(23)	¥3	¥23	¥1	¥4	¥(127)	¥70	¥1,804

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥(0)	¥0	¥0
Short-term borrowings	2	0	—	—	—	0	17	0	19
Long-term borrowings	(2)	163	—	—	—	163	69	(43)	(139)

Total	¥0	¥163	¥—	¥—	¥—	¥163	¥86	¥(43)	¥(120)

	Billions of yen
	Three months ended September 30, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of July 1, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(3)	Balance as of September 30, 2009
Assets:
Trading assets and private equity investments
Equities	¥328	¥15	¥—	¥—	¥(0)	¥15	¥(97)	¥(12)	¥234
Private equity	333	—	—	1	0	1	(15)	—	319
Japanese agency and municipal securities	0	0	—	—	—	0	(0)	—	0
Foreign government, agency and municipal securities	41	(1)	—	—	—	(1)	(3)	(2)	35
Bank and corporate debt securities and loans for trading purpose	272	4	—	—	0	4	(4)	(83)	189
Commercial mortgage-backed securities (CMBS)	9	(7)	—	—	—	(7)	69	0	71
Residential mortgage-backed securities (RMBS)	13	0	—	—	—	0	(5)	2	10
Mortgage and other mortgage backed securities	197	9	—	—	—	9	(17)	(0)	189
Collateralized debt obligation (CDO)	20	1	—	—	—	1	7	0	28
Investment trust funds and other	2	(1)	—	—	—	(1)	9	—	10
Derivatives, net	93	(3)	—	—	—	(3)	72	(25)	137

Sub Total	¥1,308	¥17	¥—	¥1	¥(0)	¥18	¥16	¥(120)	¥1,222

Loans and receivables	4	0	—	—	—	0	(1)	—	3
Other assets	49	(0)	(1)	—	—	(1)	(6)	—	42

Total	¥1,361	¥17	¥(1)	¥1	¥(0)	¥17	¥9	¥(120)	¥1,267

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥—	¥—	¥0	¥0	¥0	¥0
Bank and corporate debt securities	—	—	—	—	—	—	1	—	1

Sub Total	¥0	¥0	¥—	¥—	¥—	¥0	¥1	¥0	¥1

Short-term borrowings	1	1	—	—	—	1	6	0	6
Payables and deposits	(1)	0	—	—	—	0	—	—	(1)
Long-term borrowings	34	75	—	—	—	75	5	11	(25)
Other Liabilities	—	—	—	—	—	—	0	—	0

Total	¥34	¥76	¥—	¥—	¥—	¥76	¥12	¥11	¥(19)

(1)	Includes gains and losses recorded in Revenue—Other and Non-interest expenses—Other in our consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	If assets and liabilities move from Level 3 to another Level or migrates from another Level to Level 3, the amount reported in “Net transfers in / (out of) Level 3” is the fair value at the beginning of quarter during which the movement occurs.

The following tables present the amounts of unrealized gains or (losses) for the six months ended September 30, 2008 and for the six months ended September 30, 2009, for the three months ended September 30, 2008 and for the three months ended September 30, 2009 relating to those assets and liabilities which Nomura classified as Level 3 within the fair value hierarchy and that were held by Nomura at the respective balance sheet date:

	Billions of yen
	Six months ended September 30, 2008
	Net gain on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities (Including private equity investments)	¥6	¥—	¥(17)	¥0	¥(11)
Debt securities and loans receivables	(26)	—	—	(1)	(27)
Investment trust fund and other	(0)	—	—	—	0
Derivatives, net	(2)	—	—	—	(2)
Loans and receivables	(0)	—	—	—	0
Other assets	—	3	—	—	3

Total	¥(22)	¥3	¥(17)	¥(1)	¥(37)

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)
Short-term borrowings	1	—	—	—	1
Long-term borrowings	51	—	—	—	51

Total	¥52	¥—	¥—	¥—	¥52

	Billions of yen
	Six months ended September 30, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥9	¥—	¥—	¥(1)	¥8
Private equity	—	—	(4)	—	(4)
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	(3)	—	—	—	(3)
Bank and corporate debt securities	58	—	—	—	58
Commercial mortgage-backed securities (CMBS)	3	—	—	—	3
Residential mortgage-backed securities (RMBS)	(0)	—	—	—	(0)
Mortgage and other mortgage backed securities	2	—	—	—	2
Collateralized debt obligation (CDO)	2	—	—	—	2
Investment trust funds and other	1	—	—	—	1
Derivatives, net	(69)	—	—	—	(69)

Sub Total	¥3	¥—	¥(4)	¥(1)	¥(2)

Loans and receivables	0	—	—	—	0
Other assets	(0)	—	—	—	(0)

Total	¥3	¥—	¥(4)	¥(1)	¥(2)

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0

Sub Total	0	—	—	—	0

Short-term borrowings	(4)	—	—	—	(4)
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	40	—	—	—	40

Total	¥36	¥—	¥—	¥—	¥36

	Billions of yen
	Three months ended September 30, 2008
	Net gain on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities (Including private equity investments)	¥(44)	¥—	¥23	¥—	¥(21)
Debt securities and loans receivables	(27)	—	—	(0)	(27)
Investment trust fund and other	(0)	—	—	—	(0)
Derivatives, net	88	—	—	—	88
Loans and receivables	1	—	—	—	1
Other assets	—	3	(0)	—	3

Total	¥18	¥3	¥23	¥(0)	¥44

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)
Short-term borrowings	1	—	—	—	1
Long-term borrowings	171	—	—	—	171

Total	¥172	¥—	¥—	¥—	¥172

	Billions of yen
	Three months ended September 30, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥5	¥—	¥—	¥(1)	¥4
Private equity	—	—	0	0	0
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	(1)	—	—	—	(1)
Bank and corporate debt securities	4	—	—	—	4
Commercial mortgage-backed securities (CMBS)	(7)	—	—	—	(7)
Residential mortgage-backed securities (RMBS)	(0)	—	—	—	(0)
Mortgage and other mortgage backed securities	9	—	—	—	9
Collateralized debt obligation (CDO)	1	—	—	—	1
Investment trust funds and other	(1)	—	—	—	(1)
Derivatives, net	14	—	—	—	14

Sub Total	¥24	¥—	¥0	¥(1)	¥23

Loans and receivables	(0)	—	—	—	(0)
Other assets	(0)	(0)	—	—	(0)

Total	¥24	¥(0)	¥0	¥(1)	¥23

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0

Sub Total	¥0	¥—	¥—	¥—	¥0

Short-term borrowings	(0)	—	—	—	(0)
Payables and deposits	0	—	—	—	0
Long-term borrowings	11	—	—	—	11

Total	¥11	¥—	¥—	¥—	¥11

(1)	Includes gains and losses included in Revenue—Other and Non-interest expenses—Other in our consolidated statements of operations.

Certain parameters, such as certain foreign exchange volatilities and credit spreads continued to be unobservable as of the three months ended June 30, 2009 and as well as for the three months ended September 30, 2009 due to lack of market liquidity. However, the observability of certain indices such as credit spreads have improved because of the recovery of market liquidity.

As described above, the valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility risk and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

        If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information we would expect market participants to use in valuing similar instruments.

There is a range of fair values for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for the instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

As described above, Level 3 financial instruments are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The impact on the financial performance caused in the loss of ¥65 billion related to Level 3 assets for the six months ended September 30, 2009 was significantly mitigated by gains and losses from these hedge financial instruments, and did not have material effect on Nomura’s liquidity and capital resources management.

Given that the valuation of these instruments fluctuate in response to a variety of factors, including, but not limited to, general market sentiment, credit, interest rate, foreign exchange and correlation risk, current values may decrease if the market conditions deteriorate. Conversely, should conditions improve, an increase in value of Level 3 portfolio would be expected.

Fair value option for financial assets and financial liabilities

ASC 825 which allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If an entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods is recognized in current earnings. ASC 825 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. It also establishes presentation and disclosure requirements designed to allow a comparison between entities that elect different measurement attributes for similar assets and liabilities. An entity may elect the fair value option for eligible items that exist at the date of adoption and report the difference between the carrying value and fair value as a cumulative-effect adjustment to the opening balance of retained earnings.

The financial assets and financial liabilities elected for the fair value option, and the reasons for the election are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate fluctuations in profit and loss caused by the volatility of the derivatives which Nomura owns for the purpose of mitigating the risk of the loans.

•

Equity method investments which are held for capital appreciation or current income purposes, which Nomura generally has an intention to exit as opposed to hold indefinitely. Nomura elects the fair value option to more faithfully represent the purpose of these investments in these consolidated financial statements.

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statement of operations which otherwise would arise had this election not been made. Even though Nomura has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheet and continue to be carried at fair value, with changes in fair value recognized through the consolidated statement of operations.

•

All structured notes issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statement of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to manage risk from those positions. Nomura also elects the fair value option under ASC 815 for certain notes issued by consolidated variable interest entities to the same purposes.

Interest and dividends arising from financial instruments to which the fair value option has been adopted are accounted as net gain on trading if they are a part of profit or loss from the change in market value, otherwise they are accounted as interest revenue or expense.

The following tables explain gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option under ASC 815 and ASC 825 for the six months ended September 30, 2008 and for the six months ended September 30, 2009, for the three months ended September 30, 2008 and for the three months ended September 30, 2009 respectively.

	Billions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments
Trading assets(1)	¥1	¥0
Private equity investments	—	(0)
Loans and receivables	(0)	6

Total	¥1	6

Liabilities:
Short-term borrowings(2)	¥4	¥(13)
Long-term borrowings(2)(3)	114	(22)

Total	¥118	¥(35)

	Billions of yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments
Trading assets(1)	¥(0)	¥0
Private equity investments	—	(0)
Loans and receivables	0	6

Total	¥0	6

Liabilities:
Short-term borrowings(2)	¥3	¥(9)
Long-term borrowings(2)(3)	91	6

Total	¥94	¥(3)

(1)	Includes equity investments that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option under ASC 825.
(2)	Includes structured notes and other financial liabilities for which Nomura elected the fair value option under either ASC 815 or ASC 825.
(3)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for derecognition under ASC 860.

Nomura elected to apply the fair value option for its investment in Ashikaga Holdings Co., Ltd. representing 45.5% share ownership, and it is included in Private equity investments.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected, by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥19 billion for the six months ended September 30, 2008, mainly because of the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥38 billion for the six months ended September 30, 2009, mainly because of the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥11 billion for the three months ended September 30, 2008, mainly because of the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥15 billion for the three months ended September 30, 2009, mainly because of the tightening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected, attributable to instrument-specific credit risk.

The fair values of the aggregated unpaid principal balance (in which principal is protected in the contract) of loans and receivables for which the fair value option was elected were more than the principal balance of such loans and receivables by ¥2 billion as of September 30, 2009 and by ¥1 billion as of March 31, 2009. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due or stopped accrual of interest income.

The fair values of the aggregated unpaid principal balance (in which principal is protected in the contract) of long-term borrowings for which the fair value option was elected were less than the principal balance of such long-term borrowings by ¥10 billion as of September 30, 2009 and by ¥14 billion as of March 31, 2009.

Financial instruments carried at fair value on a nonrecurring basis

In addition to the financial instruments carried at fair value on a recurring basis, which are described above, Nomura also carries other financial instruments at fair value on a nonrecurring basis, for which the primary valuation basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment of the asset or liability.

For the three months ended September 30, 2009, Nomura recognized impairment losses of ¥3 billion within Non-interest expenses—Other in the consolidated statement of operations against certain listed equity method investee as the impairment was determined to be due to an other-than-temporary decline in value. The amount of investments in the investee, which are included within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheet, were written down to their fair value of ¥2 billion. Fair value was determined in accordance with ASC 820 using the unadjusted quoted market prices for the investee. Consequently, this nonrecurring fair value measurements have been determined using inputs which would be classified as Level 1 in the fair value hierarchy.

Estimated Fair Value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchange and other segregated cash, Receivable from customers, Receivable from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, any unamortized premiums or discounts on purchased loans less applicable allowances for loan losses unless they are elected under the fair value option and held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices were utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for doubtful accounts.

	Billions of yen
	September 30, 2009		March 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥927	¥925	¥516	¥507

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under ASC 815 and ASC 825. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen
	September 30, 2009		March 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥6,062	¥5,895	¥5,483	¥5,196

4. Derivative instruments and hedging activities:

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, to perform its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities, etc. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee the performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent, these derivative financial instruments are economically hedging offsetting financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20.

There were ¥542 billion of netting of cash collateral receivables against net derivative liabilities and ¥684 billion of netting of cash collateral payables against net derivative assets as of September 30, 2009. There were ¥680 billion of netting of cash collateral receivables against net derivative liabilities and ¥923 billion of netting of cash collateral payables against net derivative assets as of March 31, 2009.

Derivatives used for non-trading purposes

Nomura’s principal objective in using derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura’s interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to floating rate. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Nomura also uses interest rate swaps to modify the interest rate characteristics of certain assets including loans receivable from customers. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Concentrations of credit risk about derivatives

The following table presents Nomura’s significant concentration exposures for financial institutions about OTC derivatives. The gross fair value of derivative assets presents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and if any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	September 30, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥11,544	¥(9,072)	¥(651)	¥1,821

	Billions of yen
	March 31, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥13,511	¥(11,962)	¥(887)	¥662

Derivative activities

The following table quantifies the volume of Nomura’s derivative activity, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	September 30, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivative contracts used for trading purpose(2):
Equity contracts	¥15,760	¥1,667	¥16,549	¥1,792
Interest rate contracts(3)	263,538	10,243	262,299	9,791
Credit contracts	31,391	2,189	33,380	1,971
Foreign exchange contracts	109,381	412	18,463	402
Commodity contracts	52	11	71	13
Other contracts	2,772	89	2,267	50

Total	¥422,894	¥14,611	¥333,029	¥14,019

Derivatives designated as hedging instruments(4) :
Interest rate contracts	¥848	¥21	¥80	¥0

Total	¥848	¥21	¥80	¥0

	Billions of yen
	March 31, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivative contracts used for trading purpose(2):
Equity contracts	¥8,286	¥878	¥8,963	¥860
Interest rate contracts(3)	186,151	11,195	192,117	10,421
Credit contracts	49,587	5,512	49,409	5,137
Foreign exchange contracts	28,799	270	15,193	405
Commodity contracts	70	23	68	23
Other contracts	904	32	794	30

Total	¥273,797	¥17,910	¥266,544	¥16,876

Derivatives designated as hedging instruments(4) :
Interest rate contracts	¥646	¥18	¥94	¥1

Total	¥646	¥18	¥94	¥1

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Derivative assets are reported in Trading assets. Derivative liabilities are reported in Trading liabilities, and embedded derivatives are reported in Short-term borrowings and Long-term borrowings.
(3)	Includes derivatives which refer not only interest rate contracts but also foreign exchange contracts.
(4)	Derivatives designated as hedging instruments are reported in Other assets-Other and Other liabilities.

The following table discloses amounts included in the consolidated statement of operations related to derivatives:

Billions of yen
Six months ended September 30, 2009
Net gain (loss) on trading
Derivative contracts used for trading purpose(1):
Equity contracts	¥253
Interest rate contracts(2)	76
Credit contracts	(54)
Foreign exchange contracts	12
Commodity contracts	0
Other contracts	10

Total	¥297

Billions of yen
Three months ended September 30, 2009
Net gain (loss) on trading
Derivative contracts used for trading purpose(1):
Equity contracts	¥175
Interest rate contracts(2)	1
Credit contracts	(30)
Foreign exchange contracts	(8)
Commodity contracts	0
Other contracts	5

Total	¥143

(1) Includes net gain and (loss) on embedded derivatives. (2) Includes derivatives which refer not only interest rate contracts but also foreign exchange contracts.
Billions of yen
Six months ended September 30, 2009
Interest revenue / Interest expense
Derivatives designated hedging instruments:
Interest rate contracts	¥6

Total	¥6

Hedged Items:
Long-term borrowings	¥(6)

Total	¥(6)

Billions of yen
Three months ended September 30, 2009
Interest revenue / Interest expense
Derivatives designated hedging instruments:
Interest rate contracts	¥1

Total	¥1

Hedged Items:
Long-term borrowings	¥(1)

Total	¥(1)

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features are clauses that would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in our long-term credit rating.

        The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on September 30, 2009, was ¥2,212 billion with related collateral pledged at that date of ¥460 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥9 billion. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2009, was ¥1,578 billion with related collateral pledged at that date of ¥629 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥13 billion.

Credit derivatives:

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in a option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are those linked to the performance of a credit default index. Nomura also writes single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party and issues other credit-risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, dissolution or insolvency of the underlying referenced entity, failure to pay and restructuring of obligations of the referenced security.

In a normal credit derivative contract, once payment is made upon an event of a default, the contract usually terminates with no further payments due by us. We generally have no right to assume the reference assets of the counterparty in exchange for payment, nor do we usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. However, there are a minority of contracts where, upon a default event, we take delivery of the reference asset in return for payment of the full notional of the contract.

Nomura actively monitors and manages our credit derivative exposures. Where protection is sold, risks may be mitigated through purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable us to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

The following table presents information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings:

	Billions of yen
	September 30, 2009
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)	Total	Years to Maturity				Purchased Credit Protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥282	¥10,998	¥461	¥2,387	¥5,315	¥2,835	¥8,904
Credit default indices	5	13,841	128	2,693	4,676	6,344	12,663
Other credit-risk related portfolio products	(45)	4,727	150	628	1,808	2,141	2,523
Credit-risk related options and swaptions	0	7	—	7	—	—	—

Total	¥242	¥29,573	¥739	¥5,715	¥11,799	¥11,320	¥24,090

	Billions of yen
	March 31, 2009
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥1,014	¥9,711	¥938	¥2,282	¥5,337	¥1,154	¥9,067
Credit default indices	2,962	32,963	628	8,808	17,795	5,732	32,919
Other credit-risk related portfolio products	1,044	5,178	45	921	2,561	1,651	4,915
Credit-risk related options and swaptions	2	8	—	8	—	—	8

Total	¥5,022	¥47,860	¥1,611	¥12,019	¥25,693	¥8,537	¥46,909

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following table presents information about Nomura’s written credit derivatives by external credit rating of underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If neither of them are available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. as of September 30, 2009 and March 31, 2009. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	September 30, 2009
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥351	¥647	¥3,285	¥3,860	¥1,611	¥1,244	¥10,998
Credit default indices	216	232	8,196	3,283	679	1,235	13,841
Other credit-risk related portfolio products	15	—	200	—	—	4,512	4,727
Credit-risk related options and swaptions	—	—	—	—	—	7	7

Total	¥582	¥879	¥11,681	¥7,143	¥2,290	¥6,998	¥29,573

	Billions of yen
	March 31, 2009
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥227	¥591	¥2,619	¥3,537	¥1,540	¥1,197	¥9,711
Credit default indices	471	557	16,069	11,979	735	3,152	32,963
Other credit-risk related portfolio products	—	—	—	—	—	5,178	5,178
Credit-risk related options and swaptions	—	—	—	—	—	8	8

Total	¥698	¥1,148	¥18,688	¥15,516	¥2,275	¥9,535	¥47,860

(1)	“Other” includes credit derivatives with a credit rating of the underlying asset that is below investment grade or where the rating is unavailable.

5. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen
	September 30, 2009	March 31, 2009
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥14,866	¥10,742
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheet) or repledged	13,444	8,631

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed parenthetically as Securities pledged as collateral in Trading assets on the consolidated balance sheets at September 30, 2009, and March 31, 2009, respectively. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen
	September 30, 2009	March 31, 2009
Trading assets:
Equities and convertible bonds	¥23,670	¥78,432
Government and government agency bonds	1,204,932	495,043
Bank and corporate debt securities	120,744	312,729
Residential mortgage-backed securities (RMBS)	575	—
Mortgage and mortgage-backed securities	58	—
Investment trust funds and other	2,706	52

Total	¥1,352,685	¥886,256

Non-trading debt securities	¥107,285	¥108,700
Investments in and advance to affiliated companies	¥35,459	¥35,682
Assets subject to lien, except for those disclosed above, are as follows:
	Millions of yen
	September 30, 2009	March 31, 2009
Loans and receivables	¥389	¥7,408
Trading assets	2,021,835	3,145,982
Office buildings, land, equipment and facilities	51,002	51,153
Non-trading debt securities	47,598	55,244
Other	152	—

Total	¥2,120,976	¥3,259,787

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings and trading balances of secured borrowings, and derivative transactions.

6. Securitization and Variable Interest Entities (VIEs):

Securitization

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including retained interests in the SPEs. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheet, with the change in fair value included in Revenues-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined using observable prices or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement in the SPEs to which Nomura transferred assets. During the six months ended September 30, 2009 and the three months ended September 30, 2009, Nomura securitized ¥71 billion and ¥29 billion respectively and recognized associated loss on sale of ¥25 million and ¥29 million respectively. As of September 30, 2009 and March 31, 2009, the cumulative balance of financial assets transferred to SPEs in which Nomura has continuing involvement were ¥1,239 billion and ¥1,122 billion respectively, the size of total assets held by such SPEs were ¥1,125 billion and ¥1,198 billion respectively, and Nomura’s retained interest were ¥3 billion and ¥7 billion respectively. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥34 billion as of September 30, 2009 and ¥29 billion as of March 31, 2009. Nomura does not provide financial support beyond its contractual obligations. For the six months ended September 30, 2009 and the three months ended September 30, 2009, Nomura received ¥80 billion and ¥37 billion respectively of proceeds from the SPEs.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. The transfers are accounted for as secured financing transactions within Long-term borrowings.

	Billions of yen
	September 30, 2009	March 31, 2009
Assets
Trading assets
Equities	¥391	¥136
Debt securities	159	246
Mortgage and mortgage-backed securities	117	84

Total	¥667	¥466

Liabilities
Long-term borrowings	¥624	¥443

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, and mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The following table presents the classification of the consolidated VIEs’ assets and liabilities. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	September 30, 2009	March 31, 2009
Consolidated VIEs’ assets
Cash and cash equivalent	¥36	¥50
Trading assets
Equities	¥273	¥362
Debt securities	149	52
Mortgage and mortgage-backed securities	75	123
Investment trust funds and other	1	8
Derivatives	11	12
Private Equity	4	—
Office buildings, land, equipment and facilities	51	51
Other	28	32

Total	¥628	¥690

Consolidated VIEs’ liabilities
Trading liabilities
Debt securities	¥8	¥—
Mortgage-backed securities	17	26
Derivatives	2	2
Long-term borrowings	243	251
Other	10	28

Total	¥280	¥307

Nomura also holds significant variable interests in VIEs where Nomura is not the primary beneficiary or holds variable interests in VIEs that Nomura sponsored. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other lower investment grade debt obligations; residual interests regarding operating leases for aircraft held by VIEs; and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of assets and liabilities of unconsolidated VIEs for which Nomura holds significant variable interests, or interests in VIEs that Nomura sponsored, and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheet, the amount of commitments and financial guarantees, and the notional of the derivative instruments up to VIEs’ gross assets. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	September 30, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥55	¥—	¥55
Debt securities	20	—	20
Mortgage and mortgage-backed securities	75	—	75
Investment trust funds and other	2	—	2
Derivatives	12	1	50
Loans	77	—	77
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	22

Total	¥241	¥1	¥301

	Billions of yen
	March 31, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥84	¥—	¥84
Debt securities	24	—	24
Mortgage and mortgage-backed securities	89	—	89
Investment trust funds and other	4	—	4
Derivatives	55	0	116
Loans	48	—	48
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	23

Total	¥304	¥0	¥388

7. Business combinations:

In October 2008, Nomura acquired the majority of Lehman Brothers’ (“Lehman”) Asia Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain of its fixed income personnel in Europe. The acquisition agreements generally provided for the transfer of certain employees, the purchase of certain assets and the assumption of certain liabilities for those operations. Financial assets and financial liabilities were generally not acquired. The acquisitions will strengthen Nomura’s wholesale and investment banking businesses and expand its global capabilities.

Nomura also acquired Lehman’s specialized services companies in India by purchasing the shares of Lehman Brothers Services India Private Ltd., Lehman Brothers Financial Services (India) Private Ltd., and Lehman Brothers Structured Finance Services Private Ltd. The operations of these three companies functioned as a shared-services platform for Lehman’s businesses in Europe and Asia Pacific by supporting IT operations, financial control, and global risk management.

Nomura has accounted for these acquisitions as a business combination. Accordingly, the operating results of the acquired businesses have been included in Nomura’s consolidated statements of operations from October 2008. The recognized goodwill amount was ¥23,224 million as of September 30, 2009. Compared to March 31, 2009 it has increased by ¥10,206 million. Nomura disbursed ¥48,159 million for these acquisitions as well as the acquisition of Lehman Brothers Fixed Income Securities Private Ltd., which is a Primary Dealer in India during the six months ended September 30, 2009. Compared to March 31, 2009 it has increased by ¥5,296 million. The allocation of the acquisition costs to the assets acquired and the liabilities assumed has to be completed within one year from the acquisition date. As of September 30, 2009, the allocation has completed, and therefore the above carrying value of goodwill and disbursement amount were finalized.

Nomura recorded ¥26,241 million of the acquisition-related liabilities concerning personnel costs or relocation costs as a result of selecting the business to focus in relation to the business combinations as of September 30, 2009. Total restructuring costs of ¥1,403 million during the six months ended September 30, 2009 and of ¥ 182 million during the three months ended September 30, 2009 have been recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of operations.

8. Other assets—Other / Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	September 30, 2009	March 31, 2009
Other assets-Other:
Securities received as collateral	¥149,871	¥32,079
Goodwill and other intangible assets	131,441	130,972
Deferred tax assets	324,940	334,123
Investments in equity securities for other than operating purposes	11,072	5,978
Other	175,907	220,091

Total	¥793,231	¥723,243

Other liabilities:(1)
Obligation to return securities received as collateral	¥149,871	¥32,079
Accrued income taxes	8,801	10,593
Other accrued expenses and provisions	379,229	360,867
Other	85,423	64,035

Total	¥623,324	¥467,574

(1)	Amounts reported as of March 31, 2009 reflect retrospective application of the updated noncontrolling interests guidance.

9. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Basic—
Net income (loss) attributable to NHI	¥(149,464)	¥39,135
Weighted average number of shares outstanding	1,908,311,939	2,662,067,934
Net income (loss) attributable to NHI common shareholders per share	¥(78.32)	¥14.70

Diluted—
Net income (loss) attributable to NHI	¥(149,466)	¥37,984
Weighted average number of shares outstanding	1,905,908,919	2,839,146,312
Net income (loss) attributable to NHI common shareholders per share	¥(78.42)	¥13.38

	Millions of yen except per share data presented in yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Basic—
Net income (loss) attributable to NHI	¥(72,872)	¥27,715
Weighted average number of shares outstanding	1,908,688,016	2,712,310,936
Net income (loss) attributable to NHI common shareholders per share	¥(38.18)	¥10.22

Diluted—
Net income (loss) attributable to NHI	¥(72,874)	¥25,601
Weighted average number of shares outstanding	1,906,073,409	2,884,867,761
Net income (loss) attributable to NHI common shareholders per share	¥(38.23)	¥8.87

In determining diluted EPS, net loss attributable to NHI is adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the six and three months ended September 30, 2008 arising from options to purchase common shares issued by affiliates. Net income attributable to NHI is adjusted to reflect the decline in Nomura’s income for the six and three months ended September 30, 2009 arising from convertible bonds to convert to common shares issued by the Company and the decline in Nomura’s equity share of earnings of affiliates for the six and three months ended September 30, 2009 arising from options to purchase common shares issued by affiliates. The decline arising from convertible bonds to convert to common shares includes the decline caused by recognition as lump-sum expense for the six and three months ended September 30, 2009 of the difference between the bond’s carrying amount and the bond’s redemption amount which is to be accumulated over the life of the bond.

The weighted average number of shares used in the calculation of diluted EPS reflects the decrease in potential common shares arising from stock-based compensation plans issued by the Company that would increase loss per share in the six and three months ended September 30, 2008. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from convertible bonds and stock-based compensation plans issued by the Company that would reduce EPS in the six and three months ended September 30, 2009.

Antidilutive stock options to purchase 18,403,800 common shares were not included in the computation of diluted EPS for the six and three months ended September 30, 2008. Antidilutive stock options to purchase 12,617,600 and 12,456,300 common shares were not included in the computation of diluted EPS for the six and three months ended September 30, 2009.

The convertible bonds of ¥6,000 million were converted to 13,745,702 common shares between April 1, 2009 and June 30, 2009.

The convertible bonds of ¥69,000 million were converted to 158,075,596 common shares between July 1, 2009 and September 30, 2009.

The convertible bonds of ¥35,000 million were converted to 86,219,183 common shares between October 1, 2009 and the time when this quarterly security report is filed.

10. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Severance indemnities and pension plans—

The net pension and severance cost of the defined benefit plans for employees of the Japanese entities is shown below:

Japanese entities’ plans

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Service cost	¥4,973	¥4,401
Interest cost	2,563	2,154
Expected return on plan assets	(1,841)	(1,512)
Amortization of net actuarial losses	1,430	2,375
Amortization of prior service cost	42	(574)

Net periodic pension and severance costs	¥7,167	¥6,844

	Millions of yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Service cost	¥2,466	¥2,253
Interest cost	1,282	1,077
Expected return on plan assets	(921)	(756)
Amortization of net actuarial losses	715	1,188
Amortization of prior service cost	21	(287)

Net periodic pension and severance costs	¥3,563	¥3,475

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans, which are not significant.

11. Income taxes:

For the six and three months ended September 30, 2008, the difference between the domestic statutory tax rate of approximately 41 % and the effective tax rate of 2.7% and negative 5.1% respectively, is mainly due to an increase in valuation allowance relating to losses of foreign subsidiaries.

For the six and three months ended September 30, 2009, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 33.4% and negative 3.8% respectively, is mainly due to a reversal of valuation allowance relating to losses of foreign subsidiaries.

12. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

These commitments outstanding were as follows:

	Millions of yen
	September 30, 2009	March 31, 2009
Commitments to extend credit	¥201,964	¥99,915
Commitments to invest in partnerships	¥40,158	¥69,320

As of September 30, 2009, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥201,964	¥86,719	¥97,325	¥16,180	¥1,740
Commitments to invest in partnerships	40,158	5,560	15,121	6,603	12,874

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Operating leases

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with initial or remaining terms exceeding one year:

	Millions of yen
	September 30, 2009	March 31, 2009
Total minimum lease payments	¥85,150	¥80,901
Less: Sublease rental income	(15,294)	(17,495)

Net minimum lease payments	¥69,856	¥63,406

As of September 30, 2009, these minimum lease payments had the following maturity for payments:

	Millions of yen
		Years to Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥85,150	¥14,604	¥14,206	¥12,663	¥9,775	¥6,990	¥26,912

As of March 31, 2009, these minimum lease payments had the following maturity for payments:

	Millions of yen
		Years to Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥80,901	¥17,602	¥16,250	¥10,575	¥8,578	¥6,166	¥21,730

        Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Contingencies—

Lawsuits and other legal proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

Guarantees—

ASC 460 “Guarantees” (“ASC 460”) (formerly FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”) specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the ASC 460 definition of guarantees. ASC 460 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the ASC 460 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts.

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee under ASC 460 and certain other guarantees:

	Millions of yen
	September 30, 2009		March 31, 2009
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)	¥3,237,577	¥58,637,585	¥2,091,560	¥43,848,870
Standby letters of credit and other guarantees(2)	0	7,789	1	9,270

(1)	Credit derivatives are disclosed in Note 4, “Derivative instruments and hedging activities” and are excluded from “Derivative contracts”.
(2)	Collateral held in connection with standby letters of credit and other guarantees as of September 30, 2009 is ¥6,671 million and as of March 31, 2009 is ¥6,571 million.

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee under ASC 460 and certain other guarantees as of September 30, 2009:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥3,237,577	¥58,637,585	¥26,484,603	¥10,116,567	¥3,756,156	¥18,280,259
Standby letters of credit and other guarantees	0	7,789	7,476	101	204	8

13. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of main products and services, its customer base and its management structure.

The accounting policies for segment information essentially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current quarter presentation, in accordance with the updated noncontrolling interests guidance adopted from the year ending March 31, 2010.

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2008
Non-interest revenue	¥158,034	¥20,852	¥33,351	¥(13,447)	¥33,715	¥45,782	¥278,287
Net interest revenue	2,230	(16,420)	882	(3,062)	2,108	6,756	(7,506)

Net revenue	160,264	4,432	34,233	(16,509)	35,823	52,538	270,781
Non-interest expenses	138,767	152,739	30,381	8,210	26,876	59,913	416,886

Income (loss) before income taxes	¥21,497	¥(148,307)	¥3,852	¥(24,719)	¥8,947	¥(7,375)	¥(146,105)

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2009
Non-interest revenue	¥186,926	¥367,072	¥44,626	¥6,758	¥33,960	¥(40,173)	¥599,169
Net interest revenue	1,604	(5,445)	1,992	(3,979)	1,157	(4,022)	(8,693)

Net revenue	188,530	361,627	46,618	2,779	35,117	(44,195)	590,476
Non-interest expenses	134,317	252,707	61,757	5,104	25,515	60,271	539,671

Income (loss) before income taxes	¥54,213	¥108,920	¥(15,139)	¥(2,325)	¥9,602	¥(104,466)	¥50,805

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Three months ended September 30, 2008
Non-interest revenue	¥73,527	¥7,572	¥5,207	¥22,757	¥14,386	¥15,592	¥139,041
Net interest revenue	928	(14,110)	40	(2,257)	325	12,400	(2,674)

Net revenue	74,455	(6,538)	5,247	20,500	14,711	27,992	136,367
Non-interest expenses	69,137	80,150	13,970	5,853	13,916	14,430	197,456

Income (loss) before income taxes	¥5,318	¥(86,688)	¥(8,723)	¥14,647	¥795	¥13,562	¥(61,089)

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Three months ended September 30, 2009
Non-interest revenue	¥92,488	¥172,221	¥19,613	¥5,789	¥16,609	¥(2,971)	¥303,749
Net interest revenue	662	2,278	1,332	(1,929)	(142)	(4,085)	(1,884)

Net revenue	93,150	174,499	20,945	3,860	16,467	(7,056)	301,865
Non-interest expenses	66,796	127,845	30,659	2,606	11,994	32,833	272,733

Income (loss) before income taxes	¥26,354	¥46,654	¥(9,714)	¥1,254	¥4,473	¥(39,889)	¥29,132

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following tables present the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Net gain on trading related to economic hedging transactions	¥21,194	¥5,184
Realized loss on investments in equity securities held for operating purposes	(1,212)	(415)
Equity in earnings of affiliates	6,060	4,303
Corporate items	(7,969)	(44,484)
Other	(25,448)	(69,054)

Total	¥(7,375)	¥(104,466)

	Millions of yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Net gain on trading related to economic hedging transactions	¥20,188	¥1,929
Realized loss on investments in equity securities held for operating purposes	(1,503)	(468)
Equity in earnings of affiliates	3,999	602
Corporate items	(2,349)	(19,588)
Other	(6,773)	(22,364)

Total	¥13,562	¥(39,889)

The tables below present reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Net revenue	¥270,781	¥590,476
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7,629)	7,908

Consolidated net revenue	¥263,152	¥598,384

Non-interest expenses	¥416,886	¥539,671
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥416,886	¥539,671

Income (loss) before income taxes	¥(146,105)	¥50,805
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7,629)	7,908

Consolidated income (loss) before income taxes	¥(153,734)	¥58,713

	Millions of yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Net revenue	¥136,367	¥301,865
Unrealized loss on investments in equity securities held for operating purposes	(8,302)	(1,840)

Consolidated net revenue	¥128,065	¥300,025

Non-interest expenses	¥197,456	¥272,733
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥197,456	¥272,733

Income (loss) before income taxes	¥(61,089)	¥29,132
Unrealized loss on investments in equity securities held for operating purposes	(8,302)	(1,840)

Consolidated income (loss) before income taxes	¥(69,391)	¥27,292

Geographic information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The tables below present a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated on a deals-with-external-customers-basis. Income (loss) before income taxes have been allocated on an including-intersegment-revenues-and-expenses-basis.

	Millions of yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Net revenue(1):
Americas	¥16,328	¥61,884
Europe	(27,754)	186,283
Asia and Oceania	7,647	31,113

Sub-total	(3,779)	279,280
Japan	266,931	319,104

Consolidated	¥263,152	¥598,384

Income (loss) before income taxes(2):
Americas	¥(65,085)	¥6,167
Europe	(83,684)	11,392
Asia and Oceania	(12,482)	(5,206)

Sub-total	(161,251)	12,353
Japan	7,517	46,360

Consolidated	¥(153,734)	¥58,713

	Millions of yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Net revenue(1):
Americas	¥9,293	¥39,706
Europe	(24,747)	102,727
Asia and Oceania	1,047	18,164

Sub-total	(14,407)	160,597
Japan	142,472	139,428

Consolidated	¥128,065	¥300,025

Income (loss) before income taxes(2):
Americas	¥(20,634)	¥6,950
Europe	(55,533)	12,719
Asia and Oceania	(6,406)	385

Sub-total	(82,573)	20,054
Japan	13,182	7,238

Consolidated	¥(69,391)	¥27,292

(1)	There is no revenue derived from transactions with a single major external customer.
(2)	Amounts reported for the six and three months ended September 30, 2008 reflect retrospective application of the updated noncontrolling interests guidance.

	Millions of yen
	September 30, 2009	March 31, 2009
Long-lived assets:
Americas	¥90,009	¥100,241
Europe	87,134	62,690
Asia and Oceania	32,486	30,804

Sub-total	209,629	193,735
Japan	303,411	312,893

Consolidated	¥513,040	¥506,628

14. Subsequent events:

The following events occurred between October 1, 2009 and the time when this quarterly security report is filed (November 13, 2009).

Nomura resolved the issuance of new shares at September 24, 2009. Nomura issued new shares by way of public offering (766,000,000 shares) with a total amount to be paid of ¥416,949 million on the payment date of October 13, 2009. Nomura also issued new shares by way of third-party allotment (34,000,000 shares) with a total amount to be paid of ¥18,507 million on the payment date of October 27, 2009.

2. Other

On October 28, 2009, the Board of Directors resolved to pay the dividend based on September 30, 2009 to shareholders registered on the record date of September 30, 2009.

a. Total dividend with record dates of September 30, 2009	¥11,130 million
b. Dividend with record dates of September 30, 2009 per share	¥4.00

[Translation]

Quarterly Review Report of Independent Accountants

November 12, 2008

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Junko Kamei
Certified Public Accountant
Designated and Operating Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the three-month and six-month periods ended September 30, 2008 within the fiscal period from April 1, 2008 to March 31, 2009 which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These quarterly consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express a conclusion on these quarterly consolidated financial statements.

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2008, and the consolidated results of their operations and their cash flows for the three-month and six-month periods then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

Additional information

As disclosed in Note 5 to the quarterly consolidated financial statements, in October 2008, the Company acquired Lehman Brothers operations in the Asia Pacific region, its European and Middle Eastern equities and investment banking operations and its three companies which provide IT and other services related platform in India.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent accountants and the Company maintains the original report.

[Translation]

Quarterly Review Report of Independent Accountants

November 13, 2009

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the three-month and six-month periods ended September 30, 2009 within the fiscal period from April 1, 2009 to March 31, 2010 which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These quarterly consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express a conclusion on these quarterly consolidated financial statements.

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2009, and the consolidated results of their operations for the three-month and six-month periods then ended and their cash flows for the six-month then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

Additional information

As disclosed in Note 14 to the quarterly consolidated financial statements, the Company resolved the issuance of new shares at September 24, 2009. In accordance with the resolution, the Company issued new shares by way of public offering (766,000,000 shares) with a total amount to be paid of 416,949 million yen on the payment date of October 13, 2009, and also issued new shares by way of third-party allotment (34,000,000 shares) with a total amount to be paid of 18,507 million yen on the payment date of October 27, 2009.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent accountants and the Company maintains the original report.

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Kenichi Watanabe, President and Chief Executive Officer, and Masafumi Nakada, Executive Managing Director and Chief Financial Officer, have confirmed that the quarterly securities report of Nomura Holdings, Inc. for the three months ended September 30, 2009 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.